Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

GREENFIELD ONLINE, INC.

at

$17.50 Net Per Share

by

CRISP ACQUISITION CORPORATION

a direct wholly owned subsidiary of

MICROSOFT CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, AT THE END OF WEDNESDAY, OCTOBER 8, 2008,

UNLESS THE OFFER IS EXTENDED.

Crisp Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a direct wholly owned subsidiary of Microsoft Corporation, a Washington corporation (“Microsoft”), is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Greenfield Online, Inc., a Delaware corporation (“Greenfield”), at a purchase price of $17.50 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related letter of transmittal (which, together with this Offer to Purchase, each as may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 29, 2008 (as it may be amended from time to time, the “Merger Agreement”), by and among Microsoft, the Purchaser and Greenfield. Pursuant to the Merger Agreement, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Purchaser has agreed in the Merger Agreement to merge with and into Greenfield (the “Merger”) with Greenfield surviving as a direct wholly owned subsidiary of Microsoft. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares held (i) by any direct or indirect wholly owned subsidiary of Greenfield, which Shares will be cancelled and cease to exist without delivery of consideration, (ii) in treasury by Greenfield, which Shares will be cancelled and cease to exist without delivery of consideration, or (iii) by stockholders who exercise appraisal rights under Delaware law with respect to such Shares) will be cancelled and converted into the right to receive, in cash, $17.50 or any greater per Share price paid in the Offer, without interest thereon and less any required withholding taxes. Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The Offer is conditioned upon the satisfaction or waiver of, among other things, the following conditions: (i) prior to the expiration of the Offer (as it may be extended), there being validly tendered and not withdrawn a number of Shares that, together with any Shares then owned by Microsoft or the Purchaser (but excluding any Shares subject to the Top-Up Option (as defined herein)), represents a majority of the total number of outstanding Shares on a fully diluted basis at the time of the expiration of the Offer; (ii) the waiting period (and any extension thereof) applicable to the Offer or the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having been terminated or expired; (iii) any required antitrust or competition law filings having been made in Italy; (iv) approvals having been obtained with respect to (A) required antitrust or competition law filings in Germany and (B) any additional non-U.S. antitrust or competition law filing applicable to the Offer or the Merger, with respect to which filing Greenfield failed to provide information to Microsoft, or provided incorrect information to Microsoft, that resulted in Microsoft failing to determine that such filing was required, and with respect to which the failure to obtain such approval would prevent or prohibit the consummation of the Offer or the Merger with respect to such non-U.S. jurisdiction; and (v) certain other conditions described in Section 14—“Conditions of the Offer.” There is no financing condition to the Offer.

The Greenfield board of directors unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and in the best interests of, Greenfield and its stockholders, (ii) adopted resolutions approving and declaring advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (iii) recommended that Greenfield’s stockholders accept the Offer, tender their Shares in the Offer and, if required by applicable law, adopt the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger.

A summary of the principal terms of the Offer appears on pages 1 through 9. You should carefully read both this Offer to Purchase and the related letter of transmittal in their entireties before deciding whether to tender your Shares in the Offer because they contain important information.

The Dealer Manager for the Offer is:

September 11, 2008

IMPORTANT

If you desire to tender all or any portion of your Shares in the Offer, you should either (i) complete and sign the letter of transmittal (or a manually executed facsimile thereof) that accompanies this Offer to Purchase (the “Letter of Transmittal”) in accordance with the instructions contained in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein), together with certificates representing the Shares tendered or follow the procedure for book-entry transfer described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” in each case by the Expiration Date (as defined herein) of the Offer, or (ii) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares in the Offer.

If you desire to tender your Shares in the Offer and cannot deliver the certificates representing your Shares and all other required documents to the Depositary on or prior to the Expiration Date, or you cannot comply with the procedures for tendering your Shares by book-entry transfer on a timely basis, you may tender your Shares by following the guaranteed delivery procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance may be directed to the Information Agent (as defined herein) or the Dealer Manager (as defined herein), at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the related Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained at our expense from the Information Agent. Additionally, copies of this Offer to Purchase, the Letter of Transmittal, the related Notice of Guaranteed Delivery and any other material related to the Offer may be found at http://www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

i

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase, the Letter of Transmittal and the related Notice of Guaranteed Delivery. You are urged to read carefully each of this Offer of Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entirety. Microsoft and the Purchaser have included cross-references in this summary term sheet to other sections of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery where you will find more complete descriptions of the topics mentioned below. The information concerning Greenfield contained in this summary term sheet and elsewhere in this Offer to Purchase has been provided to Microsoft and the Purchaser by Greenfield or has been taken from or is based on publicly available documents or records of Greenfield on file with the Securities and Exchange Commission or other public sources at the time of the Offer, and Microsoft and the Purchaser have not independently verified the accuracy and completeness of this information. Microsoft and the Purchaser have no knowledge that would indicate that any statements contained in this summary term sheet or elsewhere in this Offer to Purchase relating to Greenfield provided to Microsoft and the Purchaser or taken from or based on publicly available documents or records filed with the Securities and Exchange Commission or other public sources are untrue or incomplete in any material respect.

Securities Sought	All issued and outstanding shares of common stock, par value $0.0001 per share, of Greenfield Online, Inc.

Price Offered Per Share	$17.50 in cash, without interest and less any required withholding taxes.

Scheduled Expiration of Offer	12:00 midnight, New York City time, at the end of Wednesday, October 8, 2008, unless the tender offer is otherwise extended. See Section 1—“Terms of the Offer.”

Purchaser	Crisp Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Microsoft Corporation, a Washington corporation.

Who is offering to buy my securities?

We are Crisp Acquisition Corporation, a Delaware corporation formed for the purpose of making this tender offer. We are a direct wholly owned subsidiary of Microsoft Corporation, a Washington corporation. Microsoft Corporation generates revenue through five operating segments by developing, manufacturing, licensing and supporting a wide range of software products and services for many different types of computing devices. For more information, see “Introduction” to this Offer to Purchase and Section 9—“Certain Information Concerning the Purchaser and Microsoft.”

Unless the context indicates otherwise, in this summary term sheet and elsewhere in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Crisp Acquisition Corporation and, where appropriate, Microsoft Corporation. We use the term “Microsoft” to refer to Microsoft Corporation alone, the term the “Purchaser” to refer to Crisp Acquisition Corporation alone and the terms “Greenfield” and the “Company” to refer to Greenfield Online, Inc., a Delaware corporation.

What are the classes and amounts of securities sought in the tender offer?

We are offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share, of Greenfield on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this summary term sheet and elsewhere in this Offer to Purchase we use the term “Shares” to refer to each share of Greenfield common stock. For more information, see “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How much are we offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay you $17.50 per share net to you, in cash, without interest and less any required withholding taxes. If you are the record holder of your Shares (i.e., a stock certificate has been issued to you and registered in your name) and you directly tender your Shares to American Stock Transfer & Trust Company, LLC, which is the depositary for the Offer, in the Offer, you will not have to pay brokerage fees or commissions. If you own Shares through a broker, bank or other nominee, and your broker, bank or other nominee tenders your Shares on your behalf, your broker, bank or other nominee may charge you a fee for doing so. You should consult with your broker, bank or other nominee to determine whether any charges will apply. We will not be obligated to pay for or reimburse you for any broker or nominee fees. For more information, see “Introduction” to this Offer to Purchase.

In addition, if you do not complete and sign the Substitute Form W-9 included in the Letter of Transmittal, you may be subject to required backup federal income tax withholding. See Instruction 9 to the Letter of Transmittal. If payment for the Shares is to be made to a person other than the registered holder of the Shares, or if a stock transfer tax is imposed for any other reason, the amount of the stock transfer taxes will be deducted from the purchase price to be paid with respect to the Shares, unless satisfactory evidence of payment of the stock transfer taxes is submitted with the Letter of Transmittal. See Instruction 6 to the Letter of Transmittal.

Is there an agreement governing the tender offer?

Yes. Microsoft, the Purchaser and Greenfield have entered into an Agreement and Plan of Merger dated as of August 29, 2008. The merger agreement provides, among other things, for the terms and conditions of the tender offer and, following consummation of the tender offer, the merger of the Purchaser with and into Greenfield. For more information, see Section 11—“The Merger Agreement” and Section 14—“Conditions of the Offer.”

Do we have the financial resources to make payment?

Yes. We estimate that we will need approximately $486 million to purchase all of the Shares pursuant to the tender offer and to consummate the merger (which estimate includes payment in respect of outstanding in-the-money options), plus related fees and expenses. Microsoft, our parent company, will provide us with sufficient funds to purchase all Shares properly tendered in the tender offer and to provide funding for the merger with Greenfield, which is expected to follow the successful completion of the tender offer in accordance with the terms and conditions of the merger agreement. The tender offer is not conditioned upon our ability to finance the purchase of Shares pursuant to the tender offer. Microsoft expects to obtain the necessary funds from existing cash balances. For more information, see Section 13—“Source and Amount of Funds.”

Is our financial condition or that of Microsoft relevant to my decision to tender my Shares in the tender offer?

We do not think our financial condition or the financial condition of Microsoft is relevant to your decision whether to tender Shares in the tender offer because:

•	the tender offer is being made for all outstanding Shares solely for cash;

•

we, through our parent company, Microsoft, will have sufficient funds available to purchase all Shares validly tendered in the tender offer in light of our financial capacity in relation to the amount of consideration payable;

•	the tender offer is not subject to any financing condition; and

•	if we consummate the tender offer, we expect to and are obligated, subject to the satisfaction of certain conditions, to acquire any remaining Shares for the same cash price in the merger.

For more information, see Section 13—“Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the tender offer?

You will have until 12:00 midnight, New York City time, at the end of Wednesday, October 8, 2008 to tender your Shares in the tender offer, unless we extend the tender offer. Please be aware that if your Shares are held by a broker, bank or other custodian, they may require advance notification before the expiration of the tender offer. In addition, if pursuant to the terms of the merger agreement we otherwise decide to provide a subsequent offering period for the tender offer as described below, you will have an additional opportunity to tender your Shares. We do not currently intend to provide a subsequent offering period, although we reserve the right to do so. If you cannot deliver everything required to make a valid tender by the time set forth above, you may still participate in the tender offer by using the guaranteed delivery procedure described elsewhere in this Offer to Purchase prior to that time. For more information, see Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the tender offer be extended and under what circumstances?

Yes. We have agreed in the merger agreement that, subject to our rights to terminate the merger agreement in accordance with its terms:

•

The tender offer may, in our discretion and without Greenfield’s consent, be extended for any period required by any rule or regulation of the Securities and Exchange Commission, the NASDAQ Global Market or any other stock exchange or automated quotation system that is applicable to the tender offer.

•

If, on the initial expiration date of the tender offer or any extended expiration date, any condition of the tender offer (as set forth in Section 14—“Conditions of the Offer”) is not satisfied or waived and the merger agreement has not been terminated in accordance with its terms, we must extend the tender offer from time to time (the extension to be for a period that does not exceed ten business days after the previously scheduled expiration date, unless otherwise reasonably agreed to by the parties).

•

If the first date of acceptance for payment and payment of the tendered Shares occurs but Microsoft does not acquire the number of Shares sufficient to enable us to effect a short-form merger with Greenfield (assuming exercise of the “top-up option” (as discussed below) in full), we may, in our discretion and without Greenfield’s consent, elect to provide one or more subsequent offering periods for the tender offer in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended, for a number of days to be determined by Microsoft (which will not be less than three nor more than 20 business days). A subsequent offering period, if provided, will be an additional period of time beginning the next business day after the expiration of the tender offer, during which any remaining stockholders may tender, but not withdraw, their Shares and receive the tender offer consideration. If we include a subsequent offering period, we will immediately accept and promptly pay for all Shares that are validly tendered. We do not currently intend to provide a subsequent offering period, although we reserve the right to do so.

For more information, see Section 1—“Terms of the Offer.”

How will I be notified if the tender offer is extended?

If we extend the tender offer, we will inform the depositary for the tender offer of that fact and will issue a press release announcing the extension no later than 9:00 a.m., New York City time, on the next business day after the day on which the tender offer was scheduled to expire. If we elect to provide or extend any subsequent offering period, a public announcement of the provision or extension will be made no later than 9:00 a.m., New York City time, on the next business day following the date on which the tender offer was scheduled to expire or the date of termination of any prior subsequent offering period. For more information, see Section 1—“Terms of the Offer.”

What are the most significant conditions to the tender offer?

The tender offer is conditioned upon, among other things:

•

The satisfaction of the minimum tender condition. The minimum tender condition requires that the number of Shares that have been validly tendered and not withdrawn prior to the expiration of the tender offer (as it may be extended pursuant to the terms of the merger agreement), together with any Shares then owned by Microsoft or the Purchaser (other than any Shares subject to the top-up option), represents a majority of the total number of outstanding Shares on a fully diluted basis at the time of the expiration of the tender offer; and

•	The satisfaction of the antitrust condition. The antitrust condition requires that:

•	the waiting period (and any extension thereof) applicable to the tender offer or the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, have been terminated or expired;

•	any required antitrust or competition law filings have been made in Italy; and

•	approvals have been obtained with respect to:

•	required antitrust or competition law filings in Germany; and

•

any additional non-U.S. antitrust or competition law filing applicable to the tender offer or the merger, with respect to which filing Greenfield failed to provide information to Microsoft, or provided incorrect information to Microsoft, that resulted in Microsoft failing to determine that such filing was required, and with respect to which the failure to obtain such approval would prevent or prohibit the consummation of the Offer or the Merger with respect to such non-U.S. jurisdiction.

The tender offer is subject to a number of other conditions set forth in this Offer to Purchase. We expressly reserve the right to waive any of the tender offer conditions, but we cannot, without Greenfield’s prior written consent, waive the minimum tender condition or modify any of the tender offer conditions or amend any other term of the tender offer in any manner adverse to the holders of the Shares. There is no financing condition to the tender offer. For more information, see Section 14—“Conditions of the Offer.”

How do I tender my Shares?

If you wish to accept the tender offer, follow these procedures:

•

If you are a record holder (i.e., a stock certificate has been issued to you and registered in your name), you must deliver the stock certificate(s) representing your Shares (or follow the procedures described in this Offer to Purchase for book-entry transfer), together with a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof) and any other documents required by the Letter of Transmittal, to the depositary for the tender offer. These materials must reach the depositary before the date and time the tender offer expires. The Letter of Transmittal is enclosed with this Offer to Purchase.

•

If you hold Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, the institution that holds your Shares can tender your Shares on your behalf, and may be able to tender your Shares through the depositary. You should contact the institution that holds your Shares for more details.

•

If you are a record holder, but your stock certificate is not available or you cannot deliver it to the depositary before the tender offer expires, you may be able to obtain three additional NASDAQ Global Market trading days to tender your Shares using the enclosed Notice of Guaranteed Delivery. To validly tender Shares in this manner, however, the depositary must receive the missing items within the time period specified in the Notice of Guaranteed Delivery.

For more information, see the Letter of Transmittal, the Notice of Guaranteed Delivery and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw tendered Shares?

You may withdraw some or all of the Shares that you previously tendered in the tender offer at any time prior to the expiration of the tender offer, as it may be extended. In addition, unless we accept for payment Shares tendered pursuant to the tender offer, the Shares may be withdrawn at any time after November 10, 2008 until the Purchaser accepts them for payment. This right to withdraw will not, however, apply to Shares tendered in any subsequent offering period, if one is provided. For more information, see Section 4—“Withdrawal Rights.”

How do I withdraw tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. For more information, see Section 4—“Withdrawal Rights.”

When will I be paid for my tendered Shares?

Subject to the terms and conditions of the tender offer, we will pay for all validly tendered and not properly withdrawn Shares immediately after the expiration date of the tender offer (as it may be extended pursuant to the terms of the merger agreement). For more information, see Section 2—“Acceptance for Payment and Payment for Shares.”

What does the Greenfield board of directors recommend?

The Greenfield board of directors unanimously:

•

determined that the merger agreement and the transactions contemplated by the merger agreement, including the tender offer and the merger, are advisable and in the best interests of, Greenfield and its stockholders;

•	adopted resolutions approving and declaring advisable the merger agreement and the transactions contemplated by the merger agreement, including the tender offer and the merger; and

•

recommended that Greenfield’s stockholders accept the tender offer, tender their Shares in the tender offer and, if required by applicable law, adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger.

A more complete description of the reasons for the Greenfield board of director’s approval of the tender offer and the merger is set forth in Greenfield’s Solicitation/Recommendation Statement on Schedule 14D-9 to be filed with the Securities and Exchange Commission in connection with the tender offer, a copy of which is being furnished to you together with this Offer to Purchase.

For more information, see “Introduction,” Section 10—“Background of the Offer; Past Contacts or Negotiations with Greenfield,” Section 11—“The Merger Agreement,” and Greenfield’s Solicitation/Recommendation Statement on Schedule 14D-9.

Have any stockholders previously agreed to tender their Shares in the tender offer?

No. The directors and executive officers of Greenfield have not previously agreed to tender their Shares in the tender offer. However, Greenfield has been advised by each of its directors and executive officers that, as of September 8, 2008, each director and executive officer intended to tender all Shares owned by such person in the tender offer.

Will the tender offer be followed by a merger if all of Greenfield’s Shares are not tendered in the tender offer?

Yes. If the tender offer is consummated and certain other conditions are satisfied, we will merge with and into Greenfield and all of the then-outstanding Shares, other than Shares held

•	by any direct or indirect wholly owned subsidiary of Greenfield, which Shares will be cancelled and cease to exist without delivery of consideration,

•	in treasury by Greenfield, which Shares will be cancelled and cease to exist without delivery of consideration, or

•	by stockholders who exercise appraisal rights under Delaware law with respect to the Shares,

will be cancelled and converted in the merger into the right to receive an amount in cash equal to the highest price per Share paid pursuant to the tender offer, without interest thereon and less any required withholding taxes. If we purchase Shares in the tender offer, we will have sufficient voting power to approve the merger without the affirmative vote of any other Greenfield stockholder. Furthermore, if pursuant to the tender offer or otherwise we own in excess of 90% of the outstanding Shares on a fully diluted basis, we are required by the merger agreement to effect the merger without any further action by Greenfield’s stockholders. For more information, see Section 11—“The Merger Agreement,” Section 12—“Purpose of the Offer; Plans for Greenfield” and Section 17—“Appraisal Rights.”

If a majority of the Shares are tendered and accepted for payment, will Greenfield continue as a public company?

No. Following the purchase of Shares in the tender offer, we expect to consummate the merger. If the merger takes place, Greenfield will no longer be publicly owned. Even if for some reason the merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that Greenfield’s common stock will no longer be eligible to be traded through the NASDAQ Global Market or other securities exchanges, there may not be an active public trading market for Greenfield’s common stock and Greenfield may no longer be required to make filings with the Securities and Exchange Commission or otherwise comply with the Securities and Exchange Commission’s rules relating to publicly held companies. For more information, see Section 7—“Certain Effects of the Offer.”

If I decide not to tender, how will the tender offer affect my Shares?

If the merger is consummated, Greenfield stockholders who did not tender their Shares in the tender offer (other than those properly exercising their appraisal rights (as described below)) will be entitled to receive cash (without interest) in an amount equal to the price per Share paid in the tender offer. Therefore, if the tender offer and the merger are consummated, the only differences to you between tendering your Shares and not tendering your Shares in the tender offer are that

•	you will be paid earlier if you tender your Shares in the tender offer, and

•

appraisal rights will not be available to you if you tender Shares in the tender offer but will be available to you in the merger, assuming you comply with applicable requirements for the exercise of appraisal rights. See Section 17—“Appraisal Rights.”

However, if the tender offer is consummated but the merger is not consummated, the number of Greenfield stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described above, Greenfield may cease to make filings with the Securities and Exchange Commission or otherwise may no longer be required to comply with Securities and Exchange Commission rules relating to publicly held companies. For more information, see Section 7—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On June 13, 2008, the last full trading day before Greenfield announced the execution of a merger agreement with affiliates of Quadrangle Group LLC, the reported closing price of the Shares on the NASDAQ Global Market was $13.28 per Share. On August 5, 2008, the last full trading day before Greenfield announced that it had received a $17.50 per Share offer from a strategic buyer, the reported closing price of the Shares on the NASDAQ Global Market was $13.63 per Share. On September 10, 2008, the last full trading day before the commencement of the Offer, the reported closing price of the Shares on the NASDAQ Global Market was $17.35 per Share.

The Offer Price of $17.50 per Share represents a premium of approximately 32% and 28% to the closing price of the Shares on June 13, 2008 and August 5, 2008, respectively, an approximate 13% premium to the offer made by affiliates of Quadrangle Group LLC and an approximate 7% premium over the 30-trading day (ending on and including September 10, 2008) average closing price of the Shares as reported on the NASDAQ Global Market.

We advise you to obtain a recent quotation for Shares in deciding whether to tender your Shares in the tender offer. For more information, see Section 6—“Price Range of Shares; Dividends.”

What is the “top-up option” and when will it be exercised?

Under the merger agreement, if we do not own at least 90% of the outstanding Shares on a fully diluted basis after our acceptance of and payment for Shares pursuant to the tender offer, we have an option, subject to certain limitations and conditions, to purchase from Greenfield up to that number of Shares equal to the number that, when added to the number of Shares we own at the time of exercise, constitutes the least amount required so that we own more than 90% of the Shares then outstanding on a fully diluted basis. The price per Share payable upon exercise of the option would be equal to the price per Share paid by us in the tender offer. We refer to this option as the “top-up option.” The top-up option cannot be exercised if the number of Shares issued upon exercise of the top-up option would exceed the number of then authorized but unissued shares of Greenfield common stock. If we exercise the top-up option, we will be able to effect a short-form merger under Delaware law, which means that we may effect the merger without any further action by Greenfield stockholders. For more information, see Section 11—“The Merger Agreement.”

Will I have appraisal rights in connection with the tender offer?

No appraisal rights will be available to you in connection with the tender offer. However, under Delaware law, stockholders will be entitled to appraisal rights in connection with the merger if they do not tender Shares in the tender offer and do not vote in favor of the merger, subject to and in accordance with Delaware law. Stockholders must properly perfect their right to seek appraisal under Delaware law in connection with the merger in order to exercise appraisal rights. For more information, see Section 17—“Appraisal Rights.”

What will happen to stock options to acquire Greenfield common stock in the tender offer?

The tender offer is made only for Shares and is not made for any stock options to purchase Shares that were granted under any Greenfield stock option plan or otherwise. Pursuant to the merger agreement, each stock option (whether or not then vested or exercisable) that is outstanding immediately prior to the time of acceptance for payment and payment for Shares on the first date of acceptance for payment and payment for Shares pursuant to the tender offer will be cancelled and terminated and converted into the right to receive an amount in cash, without interest and less any required withholding taxes, equal to the excess, if any, of the price per Share paid in the tender offer over the per Share exercise price of the stock option for each Share subject to the option that has not been previously exercised. If the exercise price of a stock option equals or exceeds the price per Share paid in the tender offer, no cash payment will be due and owing for the stock option and the stock option will terminate and no longer be outstanding. For more information, see Section 11—“The Merger Agreement.”

If you successfully complete the tender offer, what will happen to the Greenfield board of directors?

If we purchase Shares pursuant to the tender offer, under the merger agreement, Microsoft will become entitled to designate a pro rata portion (based on the percentage of outstanding Shares we beneficially own) of the directors of Greenfield. Greenfield has agreed in the merger agreement to use commercially reasonable efforts to cause Microsoft’s designees to be elected or appointed to Greenfield’s board of directors, including, subject to applicable law and Greenfield’s charter, increasing the size of Greenfield’s board of directors and/or securing the resignations of incumbent directors. Assuming we purchase outstanding Shares pursuant to the tender offer, we currently intend to exercise our rights under the merger agreement to obtain pro rata representation on the Greenfield board of directors. We expect that our board representatives would control the Greenfield board of directors. For more information, see Section 11—“The Merger Agreement” and Section 12—“Purpose of the Offer; Plans for Greenfield.”

What are the material federal income tax consequences of tendering Shares?

A U.S. Holder (as defined in Section 5—“Certain United States Federal Income Tax Consequences”) that disposes of Shares pursuant to the tender offer or the merger generally will recognize capital gain or loss equal to the difference between the amount of cash that the U.S. Holder is entitled to receive pursuant to the tender offer or the merger and the U.S. Holder’s adjusted tax basis in the Shares disposed of pursuant to the tender offer or the merger. A Non-U.S. Holder (as defined in Section 5—“Certain United States Federal Income Tax Consequences”) generally will not be subject to U.S. federal income tax on gains realized on the disposition of Shares pursuant to the tender offer or the merger, provided that

•	the gain is not effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the United States, and

•

in the case of a Non-U.S. Holder that is an individual, the Non-U.S. Holder is not present in the United States for 183 days or more in the taxable year of the disposition or certain other conditions are satisfied.

For a more detailed discussion of the tax treatment of the tender offer and the merger, see Section 5—“Certain United States Federal Income Tax Consequences.” We urge you to consult with your own tax advisor as to the particular tax consequences to you of the tender offer and the merger.

Whom should I call if I have questions about the tender offer?

You may call Innisfree M&A Incorporated toll-free at (888) 750-5834 with any questions you may have. Banks and brokers may call Innisfree M&A Incorporated collect at (212) 750-5833. Innisfree M&A Incorporated is acting as the information agent and Lazard Frères & Co. LLC is acting as the dealer manager for the tender offer. For additional contact information, see the back cover of this Offer to Purchase.

To The Holders of Shares of

Greenfield Online, Inc.:

INTRODUCTION

We, Crisp Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a direct wholly owned subsidiary of Microsoft Corporation, a Washington corporation (“Microsoft”), are offering to purchase for cash all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Greenfield Online, Inc., a Delaware corporation (“Greenfield”), at a price of $17.50 per Share (such price, or any higher price as may be paid in the Offer (as defined below) in accordance with the Merger Agreement referred to below, the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related letter of transmittal (the “Letter of Transmittal,” which collectively with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

We are making the Offer pursuant to an Agreement and Plan of Merger, dated as of August 29, 2008 (as it may be amended from time to time, the “Merger Agreement”), by and among Microsoft, the Purchaser and Greenfield. The Merger Agreement provides, among other things, for the making of the Offer and also provides that following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into Greenfield (the “Merger”) with Greenfield surviving as a direct wholly owned subsidiary of Microsoft. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares held (i) by any direct or indirect wholly owned subsidiary of Greenfield, which Shares will be cancelled and cease to exist without delivery of consideration, (ii) in treasury by Greenfield, which Shares will be cancelled and cease to exist without delivery of consideration, or (iii) by stockholders who exercise appraisal rights under Delaware law with respect to such Shares in connection with the Merger as described in Section 17—“Appraisal Rights”) will be cancelled and converted into the right to receive, in cash, $17.50 or any greater per Share price paid in the Offer, without interest thereon and less any required withholding taxes. The Merger Agreement is more fully described in Section 11—“The Merger Agreement,” which also contains a discussion of the treatment of stock options.

If your Shares are registered in your name and you tender directly to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), you will not be obligated to pay brokerage fees or commissions with respect to the purchase of Shares by the Purchaser pursuant to the Offer. If you hold Shares through a broker, bank or other nominee, you should check with your broker, bank or other nominee as to whether it charges any service fees or commission. Except as set forth in Instruction 6 of the Letter of Transmittal, stockholders will not have to pay stock transfer taxes on the sale of Shares pursuant to the Offer. However, any tendering stockholder or other payee who fails to complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal or otherwise establish an exemption may be subject to backup withholding under the U.S. federal income tax laws. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.” We will pay the fees and expenses of the Depositary, Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”), and Lazard Frères & Co. LLC, the dealer manager for the Offer (the “Dealer Manager” or “Lazard”), incurred in connection with the Offer. See Section 18—“Fees and Expenses.”

The Greenfield board of directors unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and in the best interests of, Greenfield and its stockholders, (ii) adopted resolutions approving and declaring advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (iii) recommended that Greenfield’s stockholders accept the Offer, tender their Shares in the Offer and, if required by applicable law, adopt the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger. For factors considered by the Greenfield board of directors, see Greenfield’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which Greenfield will file with the Securities and Exchange Commission (the “SEC”) in connection with the Offer and which is being mailed to stockholders with this Offer to Purchase.

The Offer is conditioned upon the satisfaction or waiver of, among other things, the following conditions: (i) prior to the expiration of the Offer as it may be extended in accordance with the terms of the Merger Agreement, there being validly tendered and not withdrawn a number of Shares that, together with any Shares then owned by Microsoft or the Purchaser (but excluding any Shares subject to the Top-Up Option (as defined below)), represents a majority of the total number of outstanding Shares on a fully diluted basis at the time of the expiration of the Offer (the “Minimum Tender Condition”); (ii) the waiting period (and any extension thereof) applicable to the Offer or the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having been terminated or expired; (iii) any required antitrust or competition law filings having been made in Italy; (iv) approvals having been obtained with respect to (A) required antitrust or competition law filings in Germany and (B) any additional non-U.S. antitrust or competition law filing applicable to the Offer or the Merger, with respect to which filing Greenfield failed to provide information to Microsoft, or provided incorrect information to Microsoft, that resulted in Microsoft failing to determine that such filing was required, and with respect to which the failure to obtain such approval would prevent or prohibit the consummation of the Offer or the Merger with respect to such non-U.S. jurisdiction (clauses (ii), (iii) and (iv) together, the “Antitrust Condition”); and (v) certain other conditions described in Section 14—“Conditions of the Offer.” There is no financing condition to the Offer. We may not waive the Minimum Tender Condition without Greenfield’s prior written consent.

Greenfield has advised Microsoft and the Purchaser that Deutsche Bank Securities Inc. (“Deutsche Bank”), Greenfield’s financial advisor, rendered its written opinion to Greenfield’s board of directors to the effect that, as of August 29, 2008, and based on and subject to the assumptions made, matters considered and limits of the review undertaken by Deutsche Bank as set forth therein, the cash consideration of $17.50 per share was fair, from a financial point of view, to Greenfield stockholders. The full text of the written opinion of Deutsche Bank, dated as of August 29, 2008, which sets forth, among other things, the assumptions made, matters considered and limits of the review undertaken by Deutsche Bank in connection with the opinion, will be attached as an annex to the Schedule 14D-9. We recommend that you carefully read the full text of Deutsche Bank’s opinion. Deutsche Bank provided its opinion to Greenfield’s board of directors to assist it in connection with its consideration of the Offer and the Merger. The opinion of Deutsche Bank does not constitute a recommendation as to whether or not you should tender Shares in connection with the Offer or how you should vote with respect to the adoption of the Merger Agreement or any other matter.

Consummation of the Merger is conditioned upon, among other things, the adoption of the Merger Agreement by the requisite vote of Greenfield stockholders, if required by Delaware law. Under Delaware law, the affirmative vote of a majority of the outstanding Shares is the only vote of any class or series of Greenfield’s capital stock that would be necessary to adopt the Merger Agreement at any required meeting of Greenfield’s stockholders. If we purchase Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other Greenfield stockholder. In addition, Delaware law provides that if a corporation owns at least 90% of the outstanding shares of each voting class of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the stockholders of such other corporation. Under the Merger Agreement, (i) if, after our acceptance of Shares for payment or the expiration of any subsequent offering period, or the exercise by the Purchaser of the Top-Up Option, Microsoft and the Purchaser together own at least 90% of the outstanding Shares on a fully diluted basis, the closing of the Merger Agreement must occur, subject to the satisfaction or waiver of the conditions to the Merger, as promptly as reasonably practicable but in any event no later than the fifth business day following the Acceptance Date (as defined below), the expiration of the subsequent offering period or the exercise by the Purchaser of the Top-Up Option, as applicable, and (ii) Microsoft and Greenfield agreed to take all necessary and appropriate action to cause the Merger to become effective, without a meeting of the holders of Shares, in accordance with Section 253 of the Delaware General Corporation Law (the “DGCL”).

This Offer to Purchase and the Letter of Transmittal contain important information and both documents should be read carefully and in their entireties before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

The Purchaser is offering to purchase all of the outstanding Shares of Greenfield. According to Greenfield, as of September 9, 2008, there were 26,339,931 Shares issued and outstanding and 3,609,953 Shares reserved and available for issuance upon, or otherwise deliverable in connection with, the exercise of outstanding options.

Upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and immediately pay for all Shares validly tendered prior to the Expiration Date (as defined below) and not properly withdrawn in accordance with the procedures set forth in Section 4—“Withdrawal Rights.” As used in this Offer to Purchase, the term “Expiration Date” means 12:00 midnight, New York City time, at the end of Wednesday, October 8, 2008, unless we, in accordance with the terms of the Merger Agreement, extend the initial offering period of the Offer, in which event the term “Expiration Date” means the latest time and date at which the offering period of the Offer, as so extended, expires.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition, the Antitrust Condition and the other conditions described in Section 14—“Conditions of the Offer.” As of the date of this Offer to Purchase, based on (i) 26,339,931 Shares outstanding and (ii) 3,609,953 Shares issuable upon exercise of outstanding options, in each case as represented to us by Greenfield as of September 9, 2008, the number of Shares required to be tendered and not withdrawn pursuant to the Offer, assuming the exercise of all such options, to satisfy the Minimum Tender Condition is 14,973,443. Currently, Microsoft indirectly owns, through one of its subsidiaries, 1,500 Shares. See Section 9—“Certain Information Concerning the Purchaser and Microsoft.”

The Merger Agreement provides that (i) Microsoft and the Purchaser must extend the Offer from time to time (such extension to be for a period that does not exceed ten business days after the previously scheduled Expiration Date, unless otherwise reasonably agreed to by the parties) if, at any scheduled Expiration Date, any condition of the Offer (each, an “Offer Condition” and, together, the “Offer Conditions”) is not satisfied or waived and the Merger Agreement has not been terminated in accordance with its terms, and (ii) we may, in our discretion and without Greenfield’s consent, elect to provide one or more subsequent offering periods for the Offer in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for a number of days to be determined by Microsoft (which will not be less than three nor more than 20 business days) if the first date of acceptance for payment and payment of the Shares (the “Acceptance Date”) occurs but Microsoft does not acquire the number of Shares sufficient to enable us to effect a short-form merger with Greenfield (assuming exercise of the Top-Up Option in full) without a meeting of the holders of Shares. Any subsequent offering period will not extend the Expiration Date. Under the Merger Agreement, we may, in our discretion and without Greenfield’s consent, also extend the Expiration Date for any period required by any rule or regulation of the SEC, the NASDAQ Global Market (“NASDAQ”) or any other stock exchange or automated quotation system that is applicable to the Offer.

Microsoft and the Purchaser agreed in the Merger Agreement that, without the prior written consent of Greenfield, they will not (i) decrease the Offer Price or change the form of the consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) waive the Minimum Tender Condition, (iv) impose additional conditions on the Offer, (v) reduce the time period during which the Offer will remain open, or (vi) modify any of the Offer Conditions or amend any other term of the Offer in any manner adverse to the holders of Shares.

If we extend the Offer, are delayed in our acceptance for payment of, or payment for, Shares (whether before or after our acceptance for payment for Shares) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described under Section 4—“Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Except as set forth above, and subject to the applicable rules and regulations of the SEC, Microsoft and the Purchaser expressly reserve the right to waive any Offer Condition (other than the Minimum Tender Condition, which may not be waived without Greenfield’s prior written consent), increase the Offer Price and/or modify the other Offer Conditions. Any extension of the Offer, waiver, amendment of the Offer, delay in acceptance for payment or payment or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we currently intend to make announcements regarding the Offer by issuing a press release and making any appropriate filings with the SEC.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the changes in such terms or information. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the expiration of the Offer, any of the Offer Conditions has not been satisfied or upon the occurrence of any of the other events set forth in Section 14—“Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11—“The Merger Agreement.”

After the expiration of the Offer and acceptance of the Shares tendered in, and not withdrawn from, the Offer, we may under certain circumstances, without Greenfield’s consent, decide to provide one or more subsequent offering periods. A subsequent offering period, if included, will be an additional period of not less than three business days and not more than 20 business days beginning on the next business day following the Expiration Date, during which a remaining stockholder may tender, but not withdraw, their Shares and receive the Offer Price. If we include a subsequent offering period, we will immediately accept and promptly pay for all Shares that were validly tendered during the initial offering period. During a subsequent offering period, tendering stockholders will not have withdrawal rights, and we will immediately accept and promptly pay for any Shares tendered during the subsequent offering period.

We do not currently intend to provide a subsequent offering period for the Offer, although we reserve the right to do so. If we elect to provide or extend any subsequent offering period, a public announcement of such provision or extension will be made no later than 9:00 a.m., New York City time, on the next business day following the Acceptance Date or the date of termination of any prior subsequent offering period.

Under the Merger Agreement, if we do not own at least 90% of the outstanding Shares on a fully diluted basis after our acceptance of, and payment for, Shares pursuant to the Offer, we have the irrevocable option (the

“Top-Up Option”), exercisable upon the terms and conditions set forth in the Merger Agreement, to purchase from Greenfield up to that number of Shares equal to the number of Shares that, when added to the number of Shares directly or indirectly owned by Microsoft or any of its subsidiaries (including us and our subsidiaries) at the time of such exercise, will constitute the least amount required so that Microsoft and the Purchaser own more than 90% of the Shares outstanding on a fully diluted basis immediately after exercise of the Top-Up Option at a price per Share equal to the Offer Price.

Greenfield has provided us with Greenfield’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on Greenfield’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Greenfield’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we have agreed with Greenfield in the Merger Agreement immediately to accept for payment, and pay for, all Shares validly tendered and not withdrawn on or after the Expiration Date promptly after the Expiration Date if the Offer Conditions are satisfied or waived. If we commence a subsequent offering period in connection with the Offer, we will immediately accept for payment and promptly pay for all additional Shares tendered during such subsequent offering period, subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act. In addition, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, we reserve the right, in our reasonable discretion, to delay the acceptance for payment of, or payment for, Shares in order to comply in whole or in part with any applicable law. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) certificates representing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from us and transmitting such payments to the tendering stockholders whose Shares have been accepted for payment without expense to such tendering stockholder. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the Offer Price for Shares by reason of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted for more Shares than are tendered, Share Certificates for such unpurchased Shares will be returned (or new Share Certificates for the Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained with DTC), as promptly as practicable following expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, either (i) a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (A) the Share Certificates representing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedures for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses as set forth on the back cover of this Offer to Purchase by the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Issuance Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal, or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”). In all other cases, all signatures on a Letter of

Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Share Certificate is registered in the name(s) of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person or persons other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot comply with the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the requirements set forth below are satisfied:

•	such tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received by the Depositary (as provided below) prior to the Expiration Date; and

•

the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal are received by the Depositary within three Trading Days after the date of execution of such Notice of Guaranteed Delivery. A “Trading Day” is any day on which NASDAQ is open for business.

The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by manually executed facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder. Delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If such delivery is by mail, it is recommended that all such documents be sent by properly insured, registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

Other Requirements. Notwithstanding any other provision of the Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

Binding Agreement. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that (i) such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, (ii) such stockholder has a net long position in the

Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, and (iii) the tender of such Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for such person’s own account unless, at the time of tender, the person so tendering (A) has a net long position equal to or greater than the amount of (x) Shares tendered or (y) other securities immediately convertible into or exchangeable or exercisable for the Shares tendered and such person will acquire such Shares for tender by conversion, exchange or exercise, and (B) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Appointment as Proxy. By executing and delivering the Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder will irrevocably appoint designees of the Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights, on or after the Acceptance Time (as defined in Section 11—“The Merger Agreement—Directors and Officers”), with respect to the Shares tendered by such stockholder that have been accepted for payment by the Purchaser and with respect to any and all cash dividends, distributions, rights, other Shares or other securities issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The Purchaser’s designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special, adjourned or postponed meeting of Greenfield’s stockholders, action by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights, to the extent permitted under applicable law, with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole and absolute discretion, which determination will be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived to our satisfaction. None of Microsoft, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding.

Backup Withholding. See the discussion under the heading “Backup Withholding” in Section  5—“Certain United States Federal Income Tax Consequences.”

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after November 10, 2008 until the Purchaser accepts them for payment.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares, if different from that of the person who tendered such Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owner and the serial numbers shown on such Share Certificates must be furnished to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Shares were tendered by a broker or other nominee, that broker or other nominee must be instructed to arrange for the withdrawal of such Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

In the event the Purchaser provides a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares tendered in the Offer and accepted for payment. See Section 1—“Terms of the Offer.”

We will determine, in our sole and absolute discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of Microsoft, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Dealer Manager, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

5. Certain United States Federal Income Tax Consequences.

The following summary describes certain U.S. federal income tax consequences expected to result to holders of Shares with respect to the disposition of Shares pursuant to the Offer or the Merger. It addresses only holders that hold Shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). The following summary does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction and it does not purport to be a complete analysis of all of the potential U.S. federal income tax considerations that may be relevant to particular stockholders in light of their particular circumstances, nor does it deal with persons that are subject to special tax rules, including, without limitation, brokers-dealers in securities, currencies, or commodities, banks, financial institutions, mutual funds, insurance companies, tax-exempt entities, qualified retirement plans or other tax deferred accounts, stockholders that own or have owned more than 5% of any class of Greenfield’s stock by vote or value (whether such stock is or was actually or constructively owned), regulated investment companies, common trust funds, stockholders subject to the alternative minimum tax, corporations that accumulate earnings to avoid U.S. federal income tax, persons holding Shares as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated risk reduction transaction, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, stockholders that have a “functional currency” other than the U.S. dollar, U.S. expatriates, dissenting stockholders, and persons that acquired Shares in connection with employment or other performance of services. In addition, this summary does not address persons that hold an interest in a partnership or other pass-through entity that holds Shares, or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction or other U.S. federal tax considerations (e.g., estate or gift tax) other than those pertaining to the income tax.

The following is based on the Code, Treasury regulations promulgated thereunder (“Treasury Regulations”), and administrative rulings and court decisions, in each case as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect.

As used herein, the term “U.S. Holder” means a beneficial owner of Shares that for U.S. federal income tax purposes is (i) an individual citizen or resident of the United States; (ii) a corporation (including any entity classified as a corporation for U.S. federal tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (A) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of its substantial decisions, or (B) if the trust was in existence on August 20, 1996 and meets certain requirements, and it has properly elected under applicable Treasury Regulations to continue to be treated as a domestic trust. A “Non-U.S. Holder” is a beneficial owner of Shares that is not a U.S. Holder.

If a partnership or any other entity treated as a partnership for U.S. federal income tax purposes is a beneficial owner of Shares, the tax treatment of a partner in a partnership may depend upon both the status of the partner and the activities of the partnership. Partnerships that are beneficial owners of Shares, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax considerations applicable to them with respect to the disposition of Shares pursuant to the Offer or the Merger.

This summary is of a general nature only. It is not intended to constitute, and should not be construed to constitute, legal or tax advice to any particular stockholder. Stockholders should consult their own tax advisors as to the tax consequences applicable to them in their particular circumstances.

U.S. Holders. A U.S. Holder that disposes of Shares pursuant to the Offer or the Merger generally will recognize capital gain or loss equal to the difference between the amount of cash that the U.S. Holder is entitled to receive pursuant to the Offer or the Merger and the U.S. Holder’s adjusted tax basis in the Shares disposed of pursuant to the Offer or the Merger. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) disposed of pursuant to the Offer or the Merger. Capital gain of a non-corporate U.S. Holder derived with respect to a disposition of Shares in which the U.S. Holder has a holding period exceeding one year generally will be subject to a maximum U.S. federal income tax rate of 15% (whereas capital gain derived with respect to a disposition of Shares in which the U.S. Holder has a holding period of one year or less generally will be subject to U.S. federal income tax rates applicable to ordinary income). The deductibility of capital loss is subject to limitations. U.S. Holders are urged to consult their tax advisors regarding such limitations.

Non-U.S. Holders. Except as described below and subject to the discussion concerning backup withholding, a Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on gain realized on the disposition of Shares pursuant to the Offer or the Merger provided that (i) the gain is not effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the United States and (ii) in the case of a Non-U.S. Holder that is an individual, such Non-U.S. Holder is not present in the United States for 183 days or more in the taxable year of the disposition or certain other conditions are satisfied.

Backup Withholding. If certain taxpayer information certification requirements are not met, a stockholder may be subject to backup withholding tax (currently imposed at a rate of 28%) on proceeds received on the disposition of Shares pursuant to the Offer or the Merger. In order to prevent backup withholding, each stockholder must provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”)

and certify that such stockholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) may not be subject to backup withholding. A stockholder that does not provide a correct TIN may be subject to penalties imposed by the Internal Revenue Service.

All stockholders surrendering Shares pursuant to the Offer or the Merger who are U.S. Holders should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Non-U.S. Holders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which Form W-8 is appropriate. See Instruction 9 of the Letter of Transmittal.

Backup withholding is not an additional tax. A stockholder subject to the backup withholding rules will be allowed a credit of the amount withheld against such stockholder’s U.S. federal income tax liability and, if backup withholding results in an overpayment of U.S. federal income tax, such stockholder may be entitled to a refund, provided that the requisite information is correctly furnished to the Internal Revenue Service in a timely manner.

The above summary is not intended to constitute a complete analysis of all tax consequences to holders of Shares with respect to the disposition of their Shares pursuant to the Offer or the Merger. Stockholders should consult their own tax advisors as to the tax consequences applicable to them in their particulate circumstances.

6. Price Range of Shares; Dividends.

The Shares currently trade on the NASDAQ Global Market under the symbol “SRVY.” According to Greenfield, as of September 9, 2008, there were 26,339,931 Shares issued and outstanding and 3,609,953 Shares reserved and available for issuance upon, or otherwise deliverable in connection with, the exercise of outstanding options.

The following table sets forth, for the periods indicated, the high and low sales prices per Share as reported by the NASDAQ Global Market based on published financial sources.

Year Ended December 31,	High	Low
2006
First Quarter	$8.16	$5.72
Second Quarter	$7.85	$5.75
Third Quarter	$11.19	$6.59
Fourth Quarter	$14.44	$9.75

2007
First Quarter	$16.50	$13.41
Second Quarter	$17.18	$14.29
Third Quarter	$18.49	$11.91
Fourth Quarter	$16.80	$12.90

2008
First Quarter	$14.90	$11.20
Second Quarter	$15.35	$10.25
Third Quarter (through September 10, 2008)	$17.44	$13.56

On June 13, 2008, the last full trading day before Greenfield announced the execution of a merger agreement with affiliates of Quadrangle Group LLC, the reported closing price of the Shares on the NASDAQ Global Market was $13.28 per Share. On August 5, 2008, the last full trading day before Greenfield announced that it had received a $17.50 per Share offer from a strategic buyer, the reported closing price of the Shares on the NASDAQ Global Market was $13.63 per Share. On September 10, 2008, the last full trading day before the commencement of the Offer, the reported closing price of the Shares on the NASDAQ Global Market was $17.35 per Share.

The Offer Price of $17.50 per Share represents a premium of approximately 32% and 28% to the closing price of the Shares on June 13, 2008 and August 5, 2008, respectively, an approximate 13% premium to the offer made by affiliates of Quadrangle Group LLC and an approximate 7% premium over the 30-trading day (ending on and including September 10, 2008) average closing price of the Shares as reported on the NASDAQ Global Market. Stockholders are urged to obtain a current market quotation for the Shares.

Greenfield has never declared cash dividends on the Shares. Under the terms of the Merger Agreement, Greenfield is not permitted to declare, set aside or pay dividends with respect to the Shares without the prior written consent of Microsoft (which consent will not be unreasonably withheld or delayed). Microsoft intends to cause Greenfield to not pay any dividends through the Effective Time. See Section 15—“Dividends and Distributions.”

7. Certain Effects of the Offer.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on NASDAQ. According to the published guidelines of The NASDAQ Stock Market, LLC (the “Nasdaq Stock Market”), the Nasdaq Stock Market would consider delisting the Shares on the NASDAQ Global Market (though not necessarily for listing on The NASDAQ Capital Market) if, among other things, (i) the number of total Greenfield stockholders holding 100 Shares or more falls below 400, (ii) the number of publicly held Shares falls below 750,000, (iii) the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million, (iv) there are fewer than two active and registered market makers in the Shares over a ten consecutive business day period, (v) Greenfield has stockholders’ equity of less than $10 million or (vi) the bid price for the Shares over a 30 consecutive business day period is less than $1. Shares held by officers or directors of Greenfield, or by any beneficial owner of more than 10% of the Shares, will not be considered as being publicly held for these purposes. According to Greenfield, as of September 9, 2008, there were 26,339,931 Shares outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for NASDAQ or are delisted from the Nasdaq Stock Market altogether, the market for the Shares could be adversely affected.

If the Nasdaq Stock Market were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations for the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

After completion of the Offer, Greenfield will be eligible to elect “controlled company” status pursuant to Rule 4350(c)(5) of the Nasdaq Marketplace Rules, which means that Greenfield would be exempt from the requirement that its board of directors be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the Governance and Nominating and Compensation Committees of the Greenfield board of directors. The controlled company exemption does not modify the independence requirements for Greenfield’s Audit Committee. We expect to elect “controlled company” status following completion of the Offer.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using Shares as collateral. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for margin loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Greenfield to the SEC if the Shares are neither listed on a “national securities exchange” nor held by 300 or more holders of record.

Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Greenfield to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Greenfield, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Sections 14(a) and 14(c) and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Greenfield and persons holding “restricted securities” of Greenfield to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for listing on NASDAQ. We intend, and will cause Greenfield, to apply for termination of registration of the Shares under the Exchange Act as soon as possible after consummation of the Offer if the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

8. Certain Information Concerning Greenfield.

Except as specifically set forth herein, the information concerning Greenfield contained in this Offer to Purchase has been taken from or is based on information furnished by Greenfield or its representatives or on publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Greenfield’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge that would indicate that any statements contained in this Offer to Purchase relating to Greenfield provided to Microsoft and the Purchaser or taken from or based on publicly available documents or records filed with the Securities and Exchange Commission or other public sources are untrue or incomplete in any material respect.

General. Greenfield is a Delaware corporation originally incorporated in Connecticut in 1995, with its principal executive offices located at 21 River Road, Wilton, Connecticut 06897. Greenfield’s telephone number at such principal executive offices is (203) 834-8585. Greenfield is a global interactive media and services company that collects consumer attitudes about products and services, enabling consumers to reach informed purchasing decisions about the products and services they want to buy and helping companies to better understand their customers in order to formulate effective marketing strategies. Proprietary technology enables Greenfield to collect thousands of consumer opinions quickly and accurately, and to organize them into actionable form. Greenfield currently does this in two lines of business:

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Internet Survey Solutions: Through its Greenfield Online and Ciao Surveys websites and affiliate networks, Greenfield collects, organizes and sells consumer opinions in the form of survey responses to marketing research companies and end-users on a global basis.

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Comparison Shopping: Through its Ciao comparison shopping portals Greenfield gathers user-generated content in the form of product and merchant reviews. Visitors to Greenfield’s Ciao portals use these reviews to help make purchasing decisions and Greenfield derives revenue from this Internet traffic via e-commerce merchants and advertising sales.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Greenfield is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Greenfield’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of Greenfield’s securities, any material interests of such persons in transactions with Greenfield, and other matters is required to be disclosed in proxy statements and periodic reports distributed to Greenfield’s stockholders and filed with the SEC. Certain of this information will also be available in the Schedule 14D-9 and the Information Statement annexed thereto. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s Public Reference Room. Copies of such information may be obtained by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, NE, Washington, DC 20549. The SEC also maintains a website on the Internet at http://www.sec.gov that contains reports, proxy statements and other information about registrants, including Greenfield, who file electronically with the SEC.

You should carefully read the Schedule 14D-9 to be filed by Greenfield with the SEC before making a decision with respect to the Offer because it contains important information regarding Greenfield. The Schedule 14D-9 is being mailed to Greenfield stockholders with this Offer to Purchase.

9. Certain Information Concerning the Purchaser and Microsoft.

The Purchaser. The Purchaser is a Delaware corporation and a direct wholly owned subsidiary of Microsoft. The Purchaser was incorporated by Microsoft to acquire Greenfield and has not conducted any unrelated activities since its incorporation. All outstanding shares of the capital stock of the Purchaser are wholly owned by Microsoft. The Purchaser’s principal executive offices are located at One Microsoft Way, Redmond, Washington 98052, and the telephone number at such principal executive offices is (425) 882-8080.

Microsoft. Microsoft is a Washington corporation whose shares are listed on the NASDAQ Global Select Market. Microsoft’s principal executive offices are located at One Microsoft Way, Redmond, Washington 98052, and the telephone number at such principal executive offices is (425) 882-8080.

Microsoft generates revenue by developing, manufacturing, licensing and supporting a wide range of software products and services for many different types of computing devices. Microsoft’s software products and services include operating systems for servers, personal computers and intelligent devices; server applications for distributed computing environments; information worker productivity applications; business solutions applications; high-performance computing applications; software development tools; and video games. Microsoft provides consulting and product support services, and trains and certifies computer system integrators and developers. Microsoft also designs and sells hardware including the Xbox 360 video game console, the Zune digital music and entertainment device, and peripherals. Online offerings and information are delivered through Live Search, Windows Live, Office Live, Microsoft’s MSN portals and channels, and the Microsoft Online Services platform, which includes offerings for businesses such as Microsoft Dynamics CRM Online, Exchange Hosted Services, Exchange Online and SharePoint Online. Microsoft enables the delivery of online advertising across its broad range of digital media properties and on Live Search through its proprietary adCenter® platform. Microsoft also researches and develops advanced technologies for future software products and services. Microsoft has five operating segments: Client, Server and Tools, Online Services Business, Microsoft Business Division, and Entertainment and Devices Division. A description of the business of each of Microsoft’s operating segments is set forth in Microsoft’s annual report on Form 10-K for its fiscal year ended June 30, 2008, which may be reviewed as set forth below under “Available Information.”

Additional Information. The name, business address, citizenship, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Microsoft and the Purchaser are set forth in Schedule A to this Offer to Purchase.

During the last five years, none of Microsoft, the Purchaser or, to the best knowledge of Microsoft or the Purchaser after reasonable inquiry, any of the persons listed in Schedule A to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Microsoft Global Finance, a subsidiary of Microsoft, currently owns 1,500 Shares representing less than 1% of the outstanding Shares as of September 9, 2008 (according to the number of outstanding Shares provided to Microsoft by Greenfield). The Shares are held as part of a portfolio designed to match the Russell 2000 Index. The business address for Microsoft Global Finance is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

Except as described in this Offer to Purchase or Schedule A to this Offer to Purchase: (i) none of Microsoft, the Purchaser or, to the best knowledge of Microsoft and the Purchaser after reasonable inquiry, any of the persons listed in Schedule A to this Offer to Purchase or any associate or majority-owned subsidiary of Microsoft, the Purchaser or any of the persons so listed beneficially owns or has a right to acquire, directly or indirectly, any Shares or any other equity securities of Greenfield; and (ii) none of Microsoft, the Purchaser or, to the best knowledge of Microsoft and the Purchaser after reasonable inquiry, any of the persons listed in Schedule A to this Offer to Purchase or any associate or majority-owned subsidiary of Microsoft or the Purchaser has effected any transaction in the Shares or any other equity securities of Greenfield during the 60 days prior to the date of this Offer to Purchase.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Microsoft, the Purchaser, their subsidiaries or, to the best knowledge of Microsoft and the Purchaser after reasonable inquiry, any of the persons listed in Schedule A to this Offer to Purchase has any contract, agreement, arrangement or understanding, whether or not legally enforceable, with any other person with respect to any securities of Greenfield (including, but not limited to, any contract, agreement, arrangement or understanding concerning the pledge, transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, (i) in the past two years, there have been no transactions that would require reporting under the rules and regulations of the SEC applicable to the Offer between any of Microsoft, the Purchaser, their subsidiaries or, to the best knowledge of Microsoft and the Purchaser after reasonable inquiry, any of the persons listed in Schedule A to this Offer to Purchase, on the one hand, and Greenfield or any of its executive officers, directors or affiliates, on the other hand; and (ii) in the past two years, there have been no negotiations, transactions or material contacts between any of Microsoft, the Purchaser, their subsidiaries or, to the best knowledge of Microsoft or the Purchaser after reasonable inquiry, any of the persons listed in Schedule A to this Offer to Purchase, on the one hand, and Greenfield or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of Greenfield’s securities, an election of Greenfield’s directors or a sale or other transfer of a material amount of assets of Greenfield.

Available Information. Microsoft is subject to the information reporting requirements of the Exchange Act and in accordance therewith is required to file periodic reports and other information with the SEC relating to its business, financial condition and other matters. Such reports and other information are available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to Greenfield in Section 8—“Certain Information Concerning Greenfield—Available Information.”

10. Background of the Offer; Past Contacts or Negotiations with Greenfield.

The information set forth below regarding Greenfield was provided by Greenfield. None of the Purchaser, Microsoft or any of their affiliates takes any responsibility for the accuracy or completeness of any information regarding (i) meetings or discussions in which the Purchaser, Microsoft or their affiliates or their representatives did not participate or (ii) agreements or documents to which the Purchaser, Microsoft or their affiliates are not a party. We have no knowledge that would indicate that any statements set forth below relating to Greenfield provided to Microsoft and the Purchaser are untrue or incomplete in any material respect.

On October 29, 2007, a representative of ZM Capital Management, L.L.C. (“ZM Capital”) contacted Microsoft to explore a potential joint bid to acquire Greenfield. On November 29, 2007 and December 3, 2007, representatives of ZM Capital and executives of Microsoft discussed Greenfield’s business, ZM Capital’s interest in Greenfield’s internet survey solutions business (the “ISS Business”) and how Greenfield’s comparison shopping solutions business (the “CSS Business”) might complement Microsoft’s business.

On January 17, 2008, Sanjai Bijawat, Director Business Development, Live Search at Microsoft, contacted Jonathan Flatow, General Counsel and Chief Administrative Officer of Greenfield, to arrange an introductory call between Greenfield management and the Microsoft team. Messrs. Bijawat and Flatow agreed upon the discussion topics for the call and reviewed the terms of a non-disclosure agreement.

On January 21, 2008, Albert Angrisani, Chief Executive Officer of Greenfield, Mr. Flatow, other Greenfield representatives, and various Microsoft and ZM Capital representatives held a conference call to discuss the strategic alignment between Microsoft’s global commerce search expansion strategy and Greenfield’s strategy for the CSS Business in Europe.

Between late January 2008 and early March 2008, Microsoft and ZM Capital held various discussions regarding Greenfield, and ZM Capital and Greenfield held various discussions regarding a potential Microsoft/ZM Capital joint bid to acquire Greenfield.

On March 10, 2008, Messrs. Angrisani, Flatow and Bijawat, along with Daniel Keller, a Managing Director of the CSS Business, a representative of ZM Capital and another representative of Microsoft, held a conference call to discuss Microsoft’s merger and acquisition process, and the next steps to facilitate this process with respect to the possible acquisition of Greenfield, including having a Greenfield representative visit Microsoft’s offices.

On March 12, 2008, Mr. Keller visited Microsoft and met with various Microsoft executives to hear a presentation on Microsoft’s commerce search strategy and to discuss the CSS Business and its technology.

On March 19, 2008, Mr. Angrisani visited Microsoft and met with Mr. Bijawat and another Microsoft representative. During the meeting, Mr. Angrisani explained that the Greenfield board of directors had received an indication of interest for an acquisition from at least one other party. Mr. Angrisani indicated that if Microsoft and ZM Capital were interested in acquiring Greenfield they should provide a formal indication of interest, preferably prior to the April 11, 2008 board meeting, where all indications of interest would be discussed.

On April 10, 2008, Microsoft and ZM Capital submitted a joint indication of interest letter to Messrs. Angrisani and Flatow. The letter expressed interest in exploring a transaction in which Microsoft and ZM Capital would acquire all of the Shares, but without indicating a price range, and outlined Microsoft’s interest in the CSS Business and ZM Capital’s interest in the ISS Business.

On April 11, 2008, Mike McCue, General Manager, Tellme at Microsoft, spoke with Lise Buyer, a member of the Greenfield board of directors, about Microsoft’s interest in acquiring the CSS Business. Mr. McCue and Ms. Buyer had worked together at Tellme before it was acquired by Microsoft in 2007.

On April 12, 2008, Mr. Angrisani informed a representative of ZM Capital, who informed Ken Hastings, Platform & Services Division Corporate Development at Microsoft, that the Microsoft/ZM Capital joint indication of interest letter had been received by the Greenfield board of directors, and that the board of directors was now contemplating Greenfield’s alternatives.

On April 16, 2008, Mr. Bijawat spoke with Mr. Angrisani regarding the non-disclosure agreement between Greenfield and Microsoft. Mr. Angrisani indicated that the Greenfield board of directors planned to consider four letters of interest it had received and would decide on next steps, including whether to enter into the non-disclosure agreement with Microsoft.

During the next several days, Mr. McCue and Ms. Buyer spoke regarding Microsoft’s level of interest in a possible acquisition of Greenfield.

On May 5, 2008, Mr. Angrisani, Mr. Hastings, Satya Nadella, Senior Vice President, Search, Portal & Advertising Group at Microsoft, and representatives of ZM Capital held a conference call to address specific concerns raised by the Greenfield board of directors regarding the Microsoft/ZM Capital joint indication of interest letter, including Greenfield’s desire for a simple transaction structure involving one buyer. Microsoft and ZM Capital indicated that, instead of jointly pursuing an acquisition of Greenfield, they did not object to having Microsoft lead the proposed acquisition, with the understanding that Microsoft would sell the ISS Business.

On May 7, 2008, Microsoft sent a letter to Mr. Angrisani responding to the concerns raised during the May 5, 2008 conference call, along with a preliminary due diligence request list for the proposed acquisition. The letter reaffirmed Microsoft’s desire to explore a transaction as the sole buyer and to enter into a non-disclosure agreement.

On May 12, 2008, Mr. Hastings and Mr. Angrisani agreed to re-open the non-disclosure agreement discussions.

On May 21, 2008, the Greenfield board of directors met to, among other things, discuss the Microsoft indication of interest letter.

On May 22 and May 23, 2008, representatives of Deutsche Bank, Greenfield’s financial advisor for the transaction, and Mr. Bijawat discussed the May 7 Microsoft indication of interest letter and the non-disclosure agreement.

Between May 28 and May 30, 2008, certain Microsoft executives spoke with Ms. Buyer to convey Microsoft’s level of interest in an acquisition of Greenfield and in resolving the outstanding non-disclosure agreement issues, and to propose a conference call between Ms. Buyer and Mr. Nadella. On May 31, 2008, Mr. Nadella and Ms. Buyer held a conference call to discuss Microsoft’s level of interest in an acquisition of Greenfield.

On June 2, 2008, the Greenfield board of directors met to discuss, among other things, the status of negotiations relating to the terms of an acceptable non-disclosure agreement with Microsoft.

On June 5, 2008, a representative of Deutsche Bank and Mr. Bijawat agreed on the final terms of a non-disclosure agreement, which included a limited non-solicitation provision.

On June 6, 2008, Microsoft and Greenfield executed the non-disclosure agreement.

From June 6 to June 15, 2008, representatives of Microsoft commenced their due diligence investigation of Greenfield, including discussions with representatives of Greenfield, Deutsche Bank and Greenfield’s other advisors and a review of an online data room containing materials concerning Greenfield.

On June 16, 2008, Greenfield announced that it had entered into an Agreement and Plan of Merger (the “Quadrangle Merger Agreement”) with QGF Acquisition Company Inc. (“QGF”) and QGF Merger Sub Inc. (“QGF Merger Sub”), both of which are affiliates of Quadrangle Group LLC (“Quadrangle”). The Quadrangle Merger Agreement provided for, upon the terms and subject to the conditions in the Quadrangle Merger Agreement, the merger of QGF Merger Sub with and into Greenfield, with Greenfield being the surviving corporation of the merger. Pursuant to the Quadrangle Merger Agreement, at the effective time of the merger, each issued and outstanding Share, other than certain Shares specified in the Quadrangle Merger Agreement, would be canceled and automatically converted into the right to receive $15.50 in cash, without interest. The Quadrangle Merger Agreement provided for a post-signing “go-shop” period that permitted Greenfield to solicit, negotiate and discuss competing acquisition proposals for the 50-day period ended August 4, 2008. After the go-shop period ended, Greenfield had the ability to continue discussions with certain “excluded parties” who had made an acquisition proposal and with whom Greenfield was engaged in discussions as of the expiration of the go-shop period, subject to certain terms set forth in the Quadrangle Merger Agreement.

On June 16, 2008, Greenfield and Deutsche Bank commenced actively soliciting parties that could be interested in and capable of submitting a proposal to acquire Greenfield on terms superior to those contained in the Quadrangle Merger Agreement. In connection with this solicitation, Deutsche Bank (who was managing the go-shop process on behalf of Greenfield) sent a letter to Microsoft outlining the go-shop process and inviting Microsoft to submit a confirmation of interest letter.

On June 20, 2008, Microsoft submitted its confirmation of interest letter to Deutsche Bank that, among other things, stated that Microsoft was prepared to offer merger consideration higher than $15.50 per Share for all of the outstanding Shares in cash without a financing contingency. On June 22, 2008, Microsoft submitted a revised confirmation of interest letter to Deutsche Bank that updated Microsoft’s due diligence requirements outlined in the June 20 letter.

Between late June and August 4, 2008, Microsoft, Lazard (who was engaged to act as Microsoft’s financial advisor in connection with a potential transaction with Greenfield), Perkins Coie LLP, Microsoft’s outside legal counsel (“Perkins Coie”), and Microsoft’s other advisors conducted legal and financial due diligence with respect to Greenfield and its subsidiaries by reviewing documents in an online data room, holding conference calls and participating in face-to-face meetings with Greenfield and its advisors and submitting written questions and supplemental due diligence requests to Greenfield and its advisors.

On July 9, 2008, Microsoft and Greenfield amended the non-disclosure agreement to permit Microsoft to contact third parties to inquire about interest in joining with Microsoft to pursue a transaction, provided that no third party could be provided access to any confidential information until it had executed, directly with Greenfield, a confidentiality agreement in form and content satisfactory to Greenfield.

On July 21, 2008, Deutsche Bank submitted to Microsoft the final process instruction letter for the go-shop process that requested, by August 4, 2008, a final, written proposal for the acquisition of Greenfield. Microsoft was also provided a form of merger agreement and was instructed that the written proposal should include comments to that form.

On July 25, 2008, the Microsoft board of directors authorized Microsoft to submit a written offer to acquire Greenfield and to take all the steps necessary to complete the acquisition of Greenfield if the offer was accepted.

On July 29, 2008, Deutsche Bank provided the initial draft of Greenfield’s disclosure schedules to the merger agreement to Microsoft and its advisors.

On July 30, 2008, representatives of Microsoft and its U.S. and foreign counsel engaged in a call with representatives of Greenfield and its German counsel to discuss possible regulatory issues in connection with any potential transaction involving Microsoft and Greenfield.

Between July 30 and August 4, 2008, Microsoft and its advisors and Greenfield and its advisors discussed matters relating to Microsoft’s proposed bid and diligence matters.

On August 4, 2008, Microsoft submitted an offer to acquire Greenfield, subject to certain conditions and contingencies, including the negotiation and execution of a definitive merger agreement. The offer reflected a purchase price of $17.50 per Share, provided for a tender offer followed by a back-end merger of a subsidiary of Microsoft into Greenfield and did not contain any financing contingencies. The offer included Microsoft’s comments to the form of merger agreement.

On August 5, 2008, the Greenfield board of directors convened a meeting and, after consultation with Deutsche Bank and Paul, Weiss, Rifkind, Wharton & Garrison LLP, Greenfield’s outside legal counsel (“Paul Weiss”), determined in good faith that Microsoft was an excluded party under the Quadrangle Merger Agreement. Accordingly, Microsoft was permitted to continue discussions with Greenfield regarding a transaction after the expiration of the go-shop period.

On August 6, 2008, Greenfield issued a press release announcing that as a result of its go-shop activities, undertaken pursuant to the Quadrangle Merger Agreement, a strategic buyer had submitted a proposal to acquire all of the outstanding Shares for $17.50 per Share in cash. The press release also noted that the Greenfield board of directors had determined that the strategic buyer was an excluded party under the Quadrangle Merger Agreement. The closing price per Share on August 5, 2008, the last trading day prior to the announcement was $13.63.

Between August 6, 2008 and August 25, 2008, representatives of Microsoft, together with Lazard and Perkins Coie, engaged in discussions with representatives of Greenfield, Deutsche Bank and Paul Weiss with respect to certain issues regarding Microsoft’s offer and comments to the merger agreement. During this period, the parties negotiated the terms of the proposed merger agreement and the related disclosure schedules. As part of the negotiations, Microsoft sought a consent to assign the license agreement between Greenfield and a third party licensor under which Greenfield has been granted certain rights to use the marks “Greenfield Online” and “Greenfield” (the “License Agreement”). The purpose of the consent was to permit the assignment of the License Agreement to a buyer of the ISS Business (the “License Consent”). During this period, Microsoft and its advisors discussed and negotiated the terms of the License Consent, which was obtained on terms acceptable to Microsoft on August 24, 2008.

On August 18, 2008, Mr. Nadella sent a letter to Greenfield extending Microsoft’s August 4, 2008 proposal to acquire Greenfield until August 25, 2008.

During the next several days, Microsoft and Greenfield and their respective legal advisors held discussions and negotiations relating to the terms and conditions of the proposed merger agreement and the related disclosure schedules.

On August 25, 2008, Microsoft and the Purchaser delivered a letter to Greenfield, confirming their bona fide offer to purchase all issued and outstanding Shares for $17.50 per share in cash and stating that Microsoft and Purchaser were prepared to enter into a merger agreement with Greenfield in connection with such offer following the termination by Greenfield of the Quadrangle Merger Agreement with Quadrangle. The offer mentioned that it would remain open until the earlier of (x) two business days following Quadrangle’s failure to exercise its matching rights under the Quadrangle Merger Agreement and (y) noon Pacific Daylight Time on August 29, 2008.

Later on August 25, 2008, the Greenfield board of directors met to discuss the proposed merger agreement with Microsoft in light of the negotiations that had taken place to such date and Microsoft’s and the Purchaser’s confirmation of their bona fide offer to purchase all issued and outstanding Shares for $17.50 per share in cash with no financing contingencies. After consultation with Deutsche Bank and Paul, Weiss, the Greenfield board of directors determined that the Microsoft proposal was a Superior Proposal (as defined in the Quadrangle Merger Agreement). Shortly thereafter, on the same day, Greenfield sent a notice to Quadrangle indicating Greenfield’s intention to terminate the Quadrangle Merger Agreement and to enter into a merger agreement with Microsoft.

Between August 25 and August 28, 2008, Microsoft and Greenfield, together with their respective legal counsel, finalized the proposed merger agreement and related disclosure schedules.

On August 29, 2008, at approximately 12:15 a.m. New York City time, Greenfield informed Microsoft and its advisors that the Greenfield board of directors had unanimously (i) determined that the merger agreement with Microsoft and the transactions contemplated thereby, including the Offer and the Merger, are advisable to, and in the best interests of, Greenfield and its stockholders, (ii) adopted resolutions terminating the Quadrangle Merger Agreement and approving and declaring advisable the merger agreement with Microsoft and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended, subject to the terms and conditions in the merger agreement with Microsoft, that Greenfield’s stockholders accept the Offer and tender their Shares in the Offer and, if required by law, adopt and approve the merger agreement with Microsoft and the transactions contemplated thereby, including the Merger.

Shortly after that, Microsoft and Greenfield executed the Merger Agreement and, prior to the opening of trading on August 29, 2008, publicly announced that they had entered into a definitive merger agreement.

In connection with the termination of, and as required under, the Quadrangle Merger Agreement, Greenfield paid to Quadrangle on August 29, 2008, a termination fee in the amount of $5.0 million.

11. The Merger Agreement.

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Microsoft and the Purchaser with the SEC and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The Merger Agreement may be examined and copies may be obtained in the manner set forth in Section 8 under “Available Information.” The Merger Agreement is not intended to provide you with any other factual information about Microsoft, the Purchaser or Greenfield. Such information can be found elsewhere in this Offer to Purchase.

The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as practicable, but in no event later than September 15, 2008. The obligations of the Purchaser to (and the obligations of

Microsoft to cause the Purchaser to) commence the Offer and to accept for payment, and pay for, Shares tendered pursuant to the Offer are subject to the satisfaction or waiver of certain conditions that are described in Section 14—“Conditions of the Offer.” The Purchaser and Microsoft expressly reserve the right to increase the Offer Price and to extend the Offer to the extent required by law in connection with such increase, to waive any Offer Condition and modify the terms and conditions of the Offer, except that, without the prior written consent of Greenfield, neither the Purchaser nor Microsoft will (i) reduce the number of Shares sought to be purchased in the Offer, (ii) reduce the Offer Price, (iii) waive the Minimum Tender Condition, (iv) impose additional conditions to the Offer (as set forth in Section 14—“Conditions of the Offer”), (v) reduce the time period during which the Offer will remain open, (vi) change the form of the consideration payable in the Offer,or (vii) modify any of the Offer Conditions or amend any other term of the Offer in any manner adverse to the holders of Shares.

The Merger Agreement provides that the Purchaser and Microsoft may, without Greenfield’s consent, extend the Expiration Date for any period required by the applicable rules and regulations of the SEC, NASDAQ or any other stock exchange or automated quotation system applicable to the Offer. Notwithstanding the preceding sentence, the Purchaser and Microsoft shall, unless the Merger Agreement has been terminated in accordance with its terms, extend the Offer from time to time (such extension to be for a period not to exceed ten business days after the previously scheduled Expiration Date, unless otherwise reasonably agreed to by the parties) if at any scheduled Expiration Date of the Offer any of the Offer Conditions has not been satisfied or waived. In the event the Acceptance Date occurs but Microsoft does not acquire a number of Shares sufficient to enable a short-form merger with Greenfield to occur (assuming exercise of the Top-Up Option in full), we may, without Greenfield’s consent, undertake one or more “subsequent offering periods” for the Offer in accordance with Rule 14d-11 under the Exchange Act. Any such subsequent offering period will last for a number of days to be determined by Microsoft, which will not be less than three nor more than 20 business days in the aggregate. Any subsequent offering period will not extend the Expiration Date. See also Section 1—“Terms of the Offer.”

Directors and Officers. Immediately upon payment by the Purchaser for the Shares accepted at the time of acceptance for payment and payment for Shares on the Acceptance Date (the “Acceptance Time”), and from time to time thereafter as Shares are acquired by Microsoft or the Purchaser, Microsoft will, subject to applicable law, be entitled to designate that number of directors, rounded up to the next whole number, to serve on the Greenfield board of directors as will give the Purchaser representation on the Greenfield board of directors of at least that number of directors which equals the product of (i) the total number of directors on the board of directors (giving effect to the election of any additional directors pursuant to this paragraph) and (ii) the percentage that the number of Shares beneficially owned by Microsoft and/or the Purchaser (including Shares accepted for payment) bears to the number of Shares then outstanding. Greenfield has agreed to use commercially reasonable efforts to cause Microsoft’s designees to be elected or appointed to the Greenfield board of directors, including, subject to applicable law and Greenfield’s certificate of incorporation, increasing the size of the board of directors and/or securing the resignations of incumbent directors. Subject to applicable law, Greenfield will use commercially reasonable efforts to enable individuals designated by Microsoft to constitute the same percentage as is on the entire Greenfield board of directors (after giving effect to this paragraph) to be on (x) each committee of the Greenfield board of directors and (y) subject to applicable law and Greenfield’s certificate of incorporation, each board of directors and each committee thereof of each Greenfield subsidiary. Subject to applicable law and Microsoft supplying certain information, Greenfield has agreed to promptly take, upon Microsoft’s request, all actions required pursuant to Section 14(f) and Rule 14f-1 under the Exchange Act in order to fulfill the foregoing obligations and will include in the originally filed Schedule 14D-9 and otherwise timely mail to its stockholders all necessary information to comply therewith.

We currently intend, as soon as practicable after consummation of the Offer, to exercise this right. We expect that such board representatives would control the Greenfield board of directors, which would permit us to exert substantial influence over Greenfield’s conduct of its business and operations.

Notwithstanding the foregoing, from the Acceptance Time until the Effective Time, Greenfield will use its commercially reasonable efforts to cause its board of directors to always have at least two directors who are directors on the date of the Merger Agreement, who are not employed by Greenfield and who are not affiliates or employees of Microsoft or any of its subsidiaries, and who are independent directors for purposes of the continued listing requirements of NASDAQ (the “Continuing Directors”). If the number of Continuing Directors is reduced below two for any reason whatsoever, the remaining Continuing Directors (or Continuing Director, if there is only one remaining) will be entitled to designate any other person(s) who will not be an affiliate or employee of Microsoft or any of its subsidiaries to fill such vacancies and such person(s) will be deemed to be a Continuing Director(s) for purposes of the Merger Agreement. The remaining Continuing Directors will fill such vacancies as soon as practicable, but in any event within ten business days, and if no such Continuing Director is appointed in such time period, Microsoft will designate such Continuing Director(s). If no Continuing Director then remains, the other directors will designate two persons who will not be affiliates, consultants, representatives or employees of Microsoft or any of its subsidiaries to fill such vacancies, and such persons will be deemed to be Continuing Directors for purposes of the Merger Agreement.

Following the election or appointment of any of Microsoft’s designees as noted above and until the Effective Time, the affirmative vote of a majority of the Continuing Directors will be required to (i) amend or terminate the Merger Agreement on behalf of Greenfield, (ii) extend the time for performance of any obligation of, or action hereunder by, Microsoft or the Purchaser, (iii) exercise, enforce or waive compliance with any of the agreements or conditions contained herein for the benefit of Greenfield, (iv) take any action to seek to enforce any obligations of Microsoft or the Purchaser under the Merger Agreement or (v) take any other action by Greenfield under or in connection with the Merger Agreement or the transactions contemplated thereby. The Continuing Directors will have the authority to retain counsel (which may include current counsel to Greenfield) at the reasonable expense of Greenfield for the purpose of fulfilling the foregoing obligations and will have the authority, after the Acceptance Date, to institute any action on behalf of Greenfield to enforce the performance of the Merger Agreement in accordance with its terms.

We currently intend, as soon as practicable after consummation of the Offer, to consummate the Merger pursuant to the Merger Agreement. The Merger Agreement provides that the directors of the Purchaser immediately prior to the Effective Time will become the directors of the Surviving Corporation on and after the Effective Time. The officers of Greenfield immediately prior to the Effective Time will become the officers of the Surviving Corporation on and after the Effective Time.

Top-Up Option. Greenfield granted the Purchaser an irrevocable option, exercisable, in whole or in part, at any time on or after the Acceptance Time (so long as the exercise of the Top-Up Option would, after the issuance of Shares thereunder, be sufficient to allow a short-form merger with Greenfield to occur), and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms, to purchase from Greenfield up to the number of shares of Greenfield common stock (the “Top-Up Option Shares”) equal to the number of Shares that, when added to the number of Shares directly or indirectly owned by Microsoft or any of its subsidiaries (including the Purchaser and its subsidiaries) at the time of exercise of the Top-Up Option, constitutes the least amount required so that Microsoft and the Purchaser own more than 90% of the number of Shares outstanding on a “fully diluted basis” (as defined below) immediately after exercise of the Top-Up Option. The Top-Up Option may not under any circumstances be exercisable for a number of Shares in excess of Greenfield’s then authorized but unissued Shares. The exercise price for the Top-Up Option is equal to the Offer Price. The aggregate purchase price payable for the Shares being purchased by the Purchaser pursuant to the Top-Up Option will be payable, at the Purchaser’s option, either (x) in cash or (y) in cash in an amount equal to the aggregate par value of the purchased Top-Up Option Shares and by delivery of a full recourse promissory note having a principal amount equal to the remainder of the aggregate purchase price. For purposes of percentage of ownership calculations with respect to Greenfield under the Merger Agreement, “fully diluted basis” assumes the conversion or exercise of all derivative securities or other rights to acquire Shares regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof, other than any Shares subject to the Top-Up Option.

The Merger Agreement provides that Greenfield’s obligation to deliver the Top-Up Option Shares upon the exercise of the Top-Up Option is subject to the conditions that (i) no federal, state, local, provincial or foreign statute, law, ordinance, rule or regulation or order, writ, injunction, decree, judgment or stipulation will prohibit the exercise of the Top-Up Option or the delivery of all or a portion of the Top-Up Option Shares upon such exercise, (ii) no governmental entity or self-regulatory organization (including any stock exchange) will have threatened any action with respect to such delivery of Top-Up Option Shares, (iii) upon exercise of the Top-Up Option, the number of Shares owned by Microsoft or the Purchaser constitutes more than 90% of the number of Shares that will be outstanding on a fully diluted basis immediately after the issuance of the Top-Up Option Shares, and (iv) the Purchaser has accepted for payment all Shares validly tendered in the Offer and not withdrawn. Without limiting the obligations set forth in “Reasonable Best Efforts to Cause the Merger Agreement Transactions to Occur,” if the Top-Up Option is not exercised in whole or in part by the Purchaser within five business days of the Acceptance Time to the extent necessary to allow a short-form merger with Greenfield to occur, the Purchaser will use its reasonable best efforts to cooperate with Greenfield to obtain, as soon as practicable, such required stockholder approval or, pursuant to the terms of the Merger Agreement, the affirmative vote of holders of a majority of the outstanding Shares at the stockholders’ meeting (or any adjournment or postponement thereof) to approve the Merger Agreement and to consummate the Merger.

The Merger. Subject to the conditions set forth below under “Conditions to the Merger,” the Merger Agreement provides that, at the Effective Time, the Purchaser will be merged with and into Greenfield, with Greenfield being the surviving corporation (the “Surviving Corporation”). Following the Effective Time, the separate existence of the Purchaser will cease, and Greenfield will continue as the Surviving Corporation, wholly owned by Microsoft, and will succeed to and assume all rights and obligations of the Purchaser in accordance with the DGCL.

The closing of the Merger will take place at 10:00 a.m. on a date to be specified by the parties, which will be no later than the third business day after satisfaction of or (to the extent permitted by applicable law) waiver of the conditions to the Merger (other than those conditions that by their terms are to be satisfied at the closing, but subject to the satisfaction or (to the extent permitted by applicable law) waiver of those conditions), at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York, unless another time, date or place is agreed to in writing by Microsoft and Greenfield.

Subject to the provisions of the Merger Agreement, as soon as practicable on the closing date of the Merger, the parties will file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”) executed and acknowledged by the parties in accordance with the relevant provisions of the DGCL and, as soon as practicable on or after the closing date, will make or cause to be made all other filings or recordings required under the DGCL. The Merger will become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or at such later time as Microsoft and Greenfield agree in writing and specify in the Certificate of Merger.

Pursuant to the Merger Agreement, at the Effective Time, each Share held (i) in treasury by Greenfield and (ii) by any direct or indirect wholly owned subsidiary of Greenfield immediately prior to the Effective Time (collectively, the “Cancelled Shares”) will automatically be cancelled and cease to exist, without any consideration to be delivered in exchange therefor.

Each Share issued and outstanding immediately prior to the Effective Time (other than (i) the Cancelled Shares described in the preceding paragraph or (ii) Dissenting Shares (as defined below)), will be converted into the right to receive an amount in cash, without interest, equal to the Offer Price (the “Merger Consideration”), payable to the holder thereof in accordance with the terms of the Merger Agreement described herein. At the Effective Time, all such Shares will no longer be outstanding and will automatically be cancelled and will cease to exist, and each holder of any such Shares will cease to have any rights with respect to such Shares, except the right to receive the Merger Consideration, less any applicable withholding tax. However, if between the date of the Merger Agreement and the Effective Time, (x) the outstanding Shares are changed into a different number of shares or a different class, by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, (y) Greenfield declares or pays any cash dividend on the Shares, or (z) Greenfield declares or pays any non-cash dividends or distributions on the Shares, then in any such case the Merger Consideration payable with respect to the Shares discussed in this paragraph will be appropriately adjusted to reflect such action.

Shares that are issued and outstanding immediately prior to the Effective Time and that are held by any person who has not voted in favor of or consented to the adoption of the Merger Agreement and has properly perfected dissenter’s rights in accordance with the provisions of Section 262 of the DGCL (any such person, a “Dissenting Stockholder,” and such Section, “Section 262,” and such Shares, “Dissenting Shares”) will not be converted into the right to receive the Merger Consideration but rather will be entitled only to the right to receive such consideration as may be determined to be due to such Dissenting Stockholder to the extent permitted by, and in accordance with and pursuant to the procedures of, Section 262. However, if any Dissenting Stockholder, (i) under the circumstances permitted by and in accordance with the DGCL, affirmatively withdraws such holder’s demand for appraisal of such Dissenting Shares, (ii) fails to establish such holder’s entitlement to dissenters’ rights as provided in the DGCL, or (iii) takes or fails to take any action the consequence of which is that such holder is not entitled to payment under Section 262 for such holder’s shares, such Dissenting Stockholder will forfeit the right to appraisal of such Shares, and such Shares will thereupon be deemed to have been converted, as of the Effective Time, into and represent the right to receive the Merger Consideration (without interest) payable in respect of such Shares. At the Effective Time, any Dissenting Stockholder will cease to have any rights with respect to his, her or its Dissenting Shares, except the rights set forth in Section 262 and as provided in the preceding sentence.

Notwithstanding anything in the Merger Agreement to the contrary, (i) if, as of or immediately following the Acceptance Date, or the expiration of any subsequent offering period pursuant to the Merger Agreement, or the exercise by the Purchaser of the Top-Up Option, the Purchaser and Microsoft, taken together, own at least 90% of the outstanding Shares on a fully diluted basis, the closing of the Merger will, subject to the satisfaction or waiver of the conditions to the Merger (other than those conditions that by their nature are to be satisfied by actions to be taken at the closing of the Merger, but subject to the satisfaction or waiver of such conditions), occur as promptly as reasonably practicable but in any event no later than the fifth business day following the Acceptance Date or the expiration of such subsequent offering period or the exercise by the Purchaser of the Top-Up Option, as applicable, and (ii) Microsoft and Greenfield agree to take all necessary and appropriate action to cause the Merger to become effective, without a meeting of the holders of Shares in accordance with Section 253 of the DGCL.

Greenfield Stock Options and ESPP. The Merger Agreement provides that, prior to the Acceptance Time, Greenfield will take all actions reasonably necessary to provide that each option or right to purchase Shares under any Greenfield stock plan (other than Greenfield’s employee stock purchase plan (the “Greenfield ESPP”)) and each option granted to Greenfield’s chief executive officer outside of Greenfield’s stock plans (each, an “Option” and, collectively, the “Options”) that is outstanding immediately prior to the Acceptance Time (whether or not then vested or exercisable) will at the Acceptance Time be cancelled and terminated and converted into the right to receive a cash payment in an amount equal to (x) the amount, if any, by which the per-share Merger Consideration exceeds the per-share exercise price of such Option, multiplied by (y) the number of Shares then subject to such Option which have not previously been exercised (the “Option Settlement Amount”), without interest, and less all required tax withholdings. The Option Settlement Amount will be paid on or as soon as reasonably practicable after the date on which the Acceptance Time occurs, but in any event within five business days thereafter. Following the Acceptance Time, no Options will remain outstanding and all holders of an Option that was outstanding immediately prior to the Acceptance Time will only be entitled to receive the consideration set forth in this paragraph.

Prior to the Acceptance Time, the Greenfield board of directors (or, if appropriate, any committee thereof administering the Greenfield ESPP and Greenfield’s other stock option or equity incentive plans) will (i) be permitted to accelerate the vesting of any Option intended to be an “incentive stock option” within the meaning of Section 422 of the Code (“ISO”), (ii) take any action necessary or advisable to permit a “broker-assisted cashless exercise” of any ISOs, and (iii) adopt such resolutions as may be required to effectuate the provisions of the prior paragraph and the matters discussed in the third paragraph under “Employment and Employee Benefits” below.

The Merger Agreement provides that, prior to the Effective Time, Greenfield will take all actions (i) necessary and satisfactory to Microsoft to terminate the Greenfield ESPP effective as of or prior to the Effective Time and (ii) reasonably necessary to avoid the commencement of any new offering period under the Greenfield ESPP at or after the date of the Merger Agreement and prior to the Effective Time, including but not limited to, amending the terms of the Greenfield ESPP. Following the date of the Merger Agreement, participants in the Greenfield ESPP may not increase their payroll deductions or purchase elections under the Greenfield ESPP from those in effect on the date of the Merger Agreement. Each participant’s outstanding right to purchase Shares under any outstanding offering period as of the date of the Merger Agreement under the Greenfield ESPP will terminate on the day immediately prior to the day on which the Effective Time occurs, but Greenfield will permit each participant to purchase from Greenfield as many whole Shares as the balance of the participant’s account will allow, at the applicable price determined under the terms of the Greenfield ESPP for such outstanding offering periods using such date as the final purchase date for each such offering period, and any amounts remaining in a participant’s account after any such purchase will be refunded to the participant.

Representations and Warranties. In the Merger Agreement, Greenfield has made customary representations and warranties to Microsoft and the Purchaser, including representations relating to:

•	due organization, valid existence, good standing and power of Greenfield and its subsidiaries;

•	ownership of Greenfield’s subsidiaries and the absence of certain restrictions or encumbrances with respect to the capital stock of such subsidiaries;

•	capital structure;

•

corporate authorization to enter into and, subject to the receipt of stockholder approval in connection with the Merger, if applicable, to consummate the transactions contemplated by the Merger Agreement and the enforceability of the Merger Agreement;

•	the recommendation by the Greenfield board of directors to Greenfield stockholders to (i) accept the Offer, (ii) tender their Shares in the Offer, and (iii) if necessary, adopt the Merger Agreement;

•

absence of conflicts, consent or filing requirements, or violations under Greenfield’s organizational documents, contracts and applicable law (except for applicable antitrust notification requirements under the HSR Act and any other applicable antitrust or competition notification requirements, filings with the SEC required in connection with the transactions contemplated by the Merger Agreement and certain other matters) or judicial order;

•	valid termination of the Quadrangle Merger Agreement;

•	compliance of documents filed by Greenfield with the SEC with applicable requirements and the accuracy and completeness of the information in those documents;

•	Greenfield’s internal controls and procedures for financial reporting and disclosure;

•	absence of undisclosed liabilities;

•

compliance of documents filed by Greenfield with the SEC in connection with the transactions contemplated by the Merger Agreement, including the Schedule 14D-9, with applicable requirements and the accuracy and completeness of information in those documents;

•	accuracy of information supplied by Greenfield for this Offer to Purchase and the other Offer materials;

•

absence of certain changes or events from December 31, 2007 to August 29, 2008, the date of the Merger Agreement, and the absence of a Material Adverse Change (as defined below) since December 31, 2007;

•	intellectual property;

•	absence of any undisclosed pending litigation or litigation-based order against Greenfield that would reasonably be expected to have a Material Adverse Effect (as defined below);

•	absence of defaults of material contracts and other representations relating to material contracts;

•	compliance with applicable laws and permit requirements, including federal, state, provincial, local and foreign environmental laws;

•	employee benefit plans and labor relations;

•	absence of any “excess golden parachute” payment obligations to any of Greenfield’s or its subsidiaries’ current or former directors, officers, employees or consultants;

•	taxes;

•	real property (including leased real property);

•	stockholder voting requirements;

•	inapplicability of any state takeover statutes;

•	absence of brokers’ and finders’ fees (other than the fee to Deutsche Bank);

•	receipt of an opinion from Greenfield’s financial advisor;

•	interested party transactions;

•	indebtedness and liens; and

•	the ISS Business (as defined under “Operating Covenants” below).

Certain of Greenfield’s representations and warranties are qualified by a “Material Adverse Effect” standard. A “Material Adverse Effect” or “Material Adverse Change” means any fact, circumstance, change, occurrence or effect that, individually or in the aggregate with all other facts, circumstances, changes, occurrences or effects, (i) is or would reasonably be expected to be materially adverse to the business, condition (financial or otherwise) or results of operations of Greenfield and its subsidiaries, taken as a whole, or (ii) prevents or materially delays or materially impairs, or would reasonably be expected to prevent or materially delay or materially impair, Greenfield’s ability to consummate the Offer or the Merger, except for any such facts, circumstances, changes, occurrences or effects arising out of or relating to:

•

the announcement or the existence of the Merger Agreement and the transactions contemplated thereby, the identity of Microsoft or actions by Microsoft, the Purchaser or Greenfield required to be taken pursuant to the Merger Agreement (including, in each case, any loss of customers, suppliers or employees or any disruption in business relationships);

•	changes in general economic or political conditions or the financial, credit or securities markets (so long as Greenfield or its subsidiaries are not disproportionately affected thereby);

•

changes in applicable laws, rules, regulations or orders of any governmental entity or interpretations thereof by any governmental entity or changes in accounting rules or principles (to the extent Greenfield or its subsidiaries are not disproportionately affected thereby);

•	changes affecting generally the industries in which Greenfield or its subsidiaries conduct business (to the extent Greenfield or its subsidiaries are not disproportionately affected thereby); or

•	any outbreak or escalation of hostilities or war or any act of terrorism (to the extent Greenfield or its subsidiaries are not disproportionately affected thereby).

In the Merger Agreement, Microsoft and the Purchaser have made customary representations and warranties to Greenfield, including representations relating to:

•	due organization, valid existence, good standing and corporate power;

•	requisite authorization to enter into and consummate the transactions contemplated by the Merger Agreement and the enforceability of the Merger Agreement;

•

the absence of conflicts, consent or filing requirements, or violations under organizational and governing documents, contracts and applicable law (except for applicable antitrust notification requirements under the HSR Act and any other applicable antitrust or competition notification requirements and certain other matters) or judicial order;

•	capital structure of the Purchaser;

•

compliance of documents filed with the SEC by Microsoft and the Purchaser with applicable requirements in connection with the Offer and the accuracy and completeness of the information in those documents;

•	sufficiency of Microsoft’s cash position to satisfy all of Microsoft’s and the Purchaser’s obligations under the Merger Agreement;

•	absence of brokers’ and finders’ fees (other than fees to Lazard);

•	the absence of any pending litigation or litigation-based order against Microsoft or any of its subsidiaries;

•

the absence of any pending domestic or foreign antitrust proceeding (other than completion of the antitrust filings contemplated by the Merger Agreement) that would be reasonably likely to prevent the consummation of the transactions contemplated by the Merger Agreement;

•	“interested stockholder” status, as such term is defined in Section 203 of the DGCL;

•

the absence of arrangements between Microsoft, the Purchaser or any of their affiliates, on the one hand, and any member of Greenfield’s management or board of directors, on the other hand, relating to the transactions contemplated by the Merger Agreement or the operations of Greenfield after the Effective Time; and

•

Microsoft’s and Purchaser’s review and analysis of the businesses, assets, condition, operations and prospects of Greenfield and its subsidiaries and lack of any representations or warranties made by Greenfield or its subsidiaries outside the Merger Agreement.

Certain of Microsoft’s representations and warranties are qualified by a “Parent Material Adverse Effect” standard. A “Parent Material Adverse Effect” or “Parent Material Adverse Change” means any fact, circumstance, change, occurrence or effect that, individually or in the aggregate, prevents or materially delays or materially impairs, or would reasonably be expected to prevent or materially delay or materially impair, the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement.

The representations and warranties of each of the parties will expire at the Effective Time, or except as otherwise provided in the Merger Agreement, upon the termination of the Merger Agreement by its terms.

Operating Covenants. The Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time, except as contemplated by the Merger Agreement (including in Greenfield’s disclosure schedule) or unless Microsoft consents in writing (which consent will not be unreasonably withheld or delayed), Greenfield must, and must cause each of its subsidiaries to, carry on its business in all material respects in the ordinary course and, to the extent consistent therewith, use all commercially reasonable efforts to (i) preserve intact its current business organizations, (ii) keep available the services of its current officers, key employees and consultants and (iii) preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it. In particular, Greenfield must, and must cause its subsidiaries to, use commercially reasonable efforts to keep separated the ISS Business from the rest of the business of Greenfield and its subsidiaries in all organizational and personnel-related respects, including, but not limited to, ensuring under German law that (x) no “joint establishment” of the ISS Business exists with any other entity or part of the business of Greenfield or its subsidiaries, and (y) any existing joint establishment of the ISS Business with any other part of the business of Greenfield or its subsidiaries is terminated or otherwise separated, provided that nothing in clause (y) will require Greenfield to take any action that would be effective prior to the Acceptance Time to the extent that it would, in Greenfield’s reasonable judgment, interfere unreasonably with the business or operations of Greenfield. For purposes of this Section 11 and the remainder of this Offer to Purchase, the “ISS Business” means Greenfield’s internet survey solutions business operated through its Greenfield Online and Ciao Surveys websites and affiliate networks through which Greenfield and its subsidiaries collect, organize and sell data and other information in the form of survey responses to marketing research companies and other companies worldwide.

Between the date of the Merger Agreement and the Effective Time, Greenfield will not, and will not permit any of its subsidiaries to, without Microsoft’s prior written consent (which consent will not be unreasonably withheld or delayed), except as otherwise contemplated by the Merger Agreement:

•

declare, set aside or pay any dividends or other distributions (whether in cash, stock or property) in respect of any capital stock of Greenfield, other than dividends or distributions by one of Greenfield’s wholly owned subsidiaries to Greenfield or another wholly owned subsidiary of Greenfield;

•	split, combine or reclassify any of Greenfield’s capital stock or issue any other securities in respect of, in lieu of or in substitution of Greenfield’s capital stock;

•

purchase, redeem or otherwise acquire any of Greenfield’s capital stock or other securities, or any rights, warrants or options to acquire such securities, unless required to do so by the terms of (i) Greenfield’s current stock plans or (ii) any existing plan, arrangement or contract between Greenfield or any of its subsidiaries and any of their respective directors or employees;

•

issue, deliver, sell, grant, pledge or otherwise encumber or subject to any lien any shares of Greenfield capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, including pursuant to contracts in effect as of the date of the Merger Agreement, other than (i) the issuance of Shares upon the exercise of Options or in connection with the Greenfield ESPP or other Greenfield stock-based awards, in each case in accordance with their terms on the date of the Merger Agreement, or (ii) grants required by the terms of any plans, arrangements or contracts existing on the date of the Merger Agreement between Greenfield or any of its subsidiaries and any of their respective directors or employees;

•

amend or waive any material provision in Greenfield’s certificate of incorporation or bylaws or other comparable charter documents of Greenfield’s subsidiaries, except as may be required by law or the SEC or the NASDAQ Global Market or, in the case of Greenfield, enter into any agreement with any of its stockholders in their capacity as such;

•	directly or indirectly acquire in any manner any entity or division, business or equity interest of any entity or acquire any material assets, except for certain permitted capital expenditures;

•

sell, lease, license, mortgage, sell and leaseback or otherwise encumber or subject to any lien or otherwise dispose of any of its material rights, properties or other material assets or any interests therein (including securitizations), or enter into, modify or amend in a material respect any lease of material property;

•	incur any indebtedness for borrowed money, except under existing credit agreements and other specified lines of credit;

•	issue or sell any debt securities or calls, options, warrants or other rights to acquire the debt securities of Greenfield or its subsidiaries;

•	guarantee the indebtedness for borrowed money or debt securities of another person;

•

enter into any “keep well” or other contract to maintain any financial statement condition of another person or enter into any arrangement having the same economic effect, other than short-term borrowings in the ordinary course;

•

make any loans or advances to any other person, except loans, advances, capital contributions or investments between any wholly owned subsidiary of Greenfield and Greenfield or another wholly owned subsidiary of Greenfield in the ordinary course of business consistent with past practice;

•	make any new capital expenditure exceeding specified amounts;

•

except as required by applicable law or a final, non-appealable judgment by a court of competent jurisdiction, (i) pay, discharge, settle or satisfy any material claims, liabilities, obligations or litigation where the uninsured amount to be paid is greater than $500,000, other than in the ordinary course of business or in accordance with the terms of liabilities disclosed, reflected or reserved against in the most recent balance sheet; (ii) cancel any material indebtedness in excess of $100,000; (iii) waive or assign any claims or rights of material value; or (iv) waive any material benefits of any standstill or similar contract to which Greenfield or any of its subsidiaries is a party, or materially modify, knowingly fail to enforce, or consent to any material matter in such a contract;

•

enter into any contract restricting or purporting to restrict (i) any of Greenfield’s affiliates’ (other than Greenfield’s subsidiaries) ability to compete in any line of business, geographic area or customer segment or (ii) Greenfield’s or any of its subsidiaries’ ability to compete in any line of business, geographic area or customer segment that is material to Greenfield and its subsidiaries taken as a whole;

•

enter into, modify, renew, amend or terminate any contract or waive, release or assign or delegate any material rights or claims thereunder, except in the ordinary course of business consistent with past practice and on terms not materially adverse to Greenfield or its subsidiaries, taken as a whole;

•	take specified actions with respect to employee benefits matters;

•

except as required by generally accepted accounting principles (“GAAP”), revalue any material assets of Greenfield or any of its subsidiaries or make any material change with respect to financial accounting methods, principles or practices;

•

except as required by law, (i) make or change any material tax election, (ii) settle any tax audit, (iii) file any amended tax return, (iv) adopt or change any accounting method with respect to taxes (except to comply with GAAP), (v) enter into any closing agreement with respect to taxes, (vi) file or surrender any claim for a tax refund, or (vii) consent to any extension or waiver of the limitation period applicable to any tax claim or assessment relating to Greenfield or any of its subsidiaries, in each case, that is reasonably likely to result in an increase to a tax liability, which increase is material to Greenfield and its subsidiaries, taken as a whole;

•	enter into any line of business outside its existing business;

•

adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than among wholly owned subsidiaries); or

•	authorize any of, or commit, resolve, propose or agree to take any of, the foregoing actions.

Stockholders Meeting; Greenfield Recommendation. The Merger Agreement provides that if required by applicable law in order to consummate the Merger, as promptly as practicable following the Acceptance Time or the expiration of any subsequent offering period, (i) Greenfield will use its reasonable best efforts to hold a meeting of its stockholders for the purpose of obtaining the necessary stockholder approval of the Merger Agreement and (ii) Greenfield and Microsoft will prepare and Greenfield will file with the SEC a proxy or information statement related to such stockholder approval. Greenfield has agreed to use is reasonable best efforts to cause such proxy or information statement to be mailed to its stockholders as promptly as practicable. Subject to the provisions set forth under “No Solicitation Provisions” below, Greenfield will, through its board of directors, recommend to the Greenfield stockholders adoption of the Merger Agreement and the Merger will include the Greenfield Board Recommendation (as defined below) in the proxy or information statement. Microsoft and the Purchaser agree to cause all Shares then owned by them to be voted to approve the Merger and the Merger Agreement. Notwithstanding the foregoing, under the Merger Agreement, if, as of or immediately following the Acceptance Time, the expiration of any subsequent offering period or the exercise by the Purchaser of the Top-Up Option, Microsoft and the Purchaser, taken together, collectively own at least 90% of the then-outstanding Shares on a fully diluted basis, Microsoft and Greenfield will take all necessary and appropriate action to cause the Merger to become effective without a stockholders’ meeting in accordance with Section 253 of the DGCL.

Pursuant to the Merger Agreement, Greenfield represented that pursuant to a meeting duly called and held, the Greenfield board of directors unanimously adopted resolutions (i) approving and declaring advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declaring and recommending to Greenfield’s stockholders that it is advisable and in the best interests of Greenfield and Greenfield’s stockholders that Greenfield enter into the Merger Agreement and consummate the Offer and the Merger and the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement, and (iii) recommending that Greenfield’s stockholders accept the Offer, tender their Shares in the Offer and, if necessary, adopt the Merger Agreement (the “Greenfield Board Recommendation”). The Greenfield board of directors may withdraw, modify or amend the Greenfield Board Recommendation in certain circumstances as provided in the paragraph below.

Pursuant to the Merger Agreement, except as described below, the Greenfield board of directors will not (i) approve, endorse or recommend (or publicly propose to approve, endorse or recommend) any Takeover Proposal (as defined below) or enter into a definitive agreement with respect to a Takeover Proposal or (ii) modify or amend (or publicly propose to modify or amend) in a manner adverse to Microsoft or withdraw (or publicly propose to withdraw) the Greenfield Board Recommendation, including a failure to include the Greenfield Board Recommendation in the Schedule 14D-9 or, if required, any proxy or information statement relating to the adoption of the Merger Agreement (any action described in clause (i) or (ii) being referred to as a “Change in Recommendation”). Under the Merger Agreement, at any time prior to the Acceptance Time, the Greenfield board of directors may make a Change in Recommendation if (i) the Greenfield board of directors determines, in good faith (after consultation with its outside legal counsel), that the failure to take such action could reasonably be expected to violate the directors’ fiduciary duties under applicable law or (ii) in response to a Superior Proposal (as defined below) under the circumstances contemplated in the Merger Agreement.

No Solicitation Provisions. The Merger Agreement provides that from the date of the Merger Agreement until the Acceptance Time or, if earlier, the termination of the Merger Agreement by its terms, Greenfield will not, and will cause its subsidiaries not to, and will use its reasonable best efforts to cause Greenfield’s and its subsidiaries’ respective directors, officers, employees, counsel, investment banker, accountant, consultant and debt financing source and other authorized representatives (collectively, “Representatives”) not to, directly or indirectly (i) initiate or solicit or knowingly encourage (including by way of providing information), the submission of any inquiries, proposals or offers or any other efforts or attempts that constitute, or may reasonably be expected to lead to, a Takeover Proposal, or (ii) except as permitted in the following paragraph, (A) engage in negotiations or discussions with, or furnish access to its properties, books and records or provide any information or data to, any person relating to any Takeover Proposal, (B) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Takeover Proposal, (C) execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement providing for or relating to any Takeover Proposal (other than a confidentiality agreement in connection with the actions contemplated by the following paragraph), (D) enter into any agreement or agreement in principle requiring Greenfield to abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement or (E) publicly propose or agree to do any of the foregoing. Subject to the following paragraph, from and after the date of the Merger Agreement, Greenfield and its subsidiaries and their respective Representatives must immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted theretofore by Greenfield, its subsidiaries or any Representatives with respect to any Takeover Proposal.

However, at any time prior to the Acceptance Time, in the event that (i) Greenfield receives an unsolicited written Takeover Proposal that does not result from any breach of its obligations under the preceding paragraph that the Greenfield board of directors believes in good faith to be bona fide, (ii) the Greenfield board of directors determines in good faith, after consultation with its independent financial advisors and outside counsel, that such Takeover Proposal constitutes or could reasonably be expected to result in a Superior Proposal, and (iii) after consultation with outside counsel, the Greenfield board of directors determines in good faith that the failure to take such action could reasonably be expected to violate its fiduciary duties under applicable law, then Greenfield and its board of directors may (x) participate in discussions or negotiations (including, as a part thereof, making any counterproposal) with the person making the Takeover Proposal regarding such Takeover Proposal and (y) furnish information with respect to Greenfield and its subsidiaries to the person making the Takeover Proposal. Greenfield will not, and will not allow its Representatives to, disclose any non-public information to such person without entering into an acceptable confidentiality agreement, as specified by the Merger Agreement. Such confidentiality and standstill agreement must contain provisions that are no less favorable in the aggregate to Greenfield than the non-disclosure agreement with Microsoft dated June 5, 2008 (not including any amendments thereto) and shall not prohibit compliance with clauses (x) and (y) of the second paragraph following this paragraph (an “Acceptable Confidentiality Agreement”). Greenfield must also promptly provide to Microsoft any non-public information concerning Greenfield or its subsidiaries provided to such other person that was not previously provided to Microsoft.

From and after the date of the Merger Agreement, Greenfield will promptly (and in any event within one business day) notify Microsoft of the receipt by Greenfield of any Takeover Proposal, which notice must include the material terms of and identity of the person(s) making such Takeover Proposal. From and after the date of the Merger Agreement, Greenfield will keep Microsoft informed on a current basis of the status and material details of any such Takeover Proposal and of any material amendments or proposed material amendments thereto and any material developments, discussions and negotiations concerning such Takeover Proposal, in each case, in any event no later than one business day after the occurrence of the applicable amendment, development, discussion or negotiation. Without limiting the foregoing, Greenfield will promptly (within one business day) notify Microsoft orally and in writing if it determines to begin providing information or to engage in discussions or negotiations with a person or group of persons pursuant to the paragraph above.

Notwithstanding the foregoing paragraphs, if, at any time prior to the Acceptance Time, Greenfield receives a Takeover Proposal that the Greenfield board of directors concludes in good faith constitutes a Superior Proposal after giving effect to all of the adjustments that may be offered by Microsoft pursuant to clause (y) below, the Greenfield board of directors may (i) effect a Change in Recommendation and/or (ii) terminate the Merger Agreement in accordance with its terms to enter into a definitive agreement with respect to such Superior Proposal if the Greenfield board of directors determines in good faith, after consultation with outside counsel, that failure to take such action could reasonably be expected to violate its fiduciary duties under applicable law. However, Greenfield will not terminate the Merger Agreement pursuant to the foregoing clause (ii), and any purported termination pursuant to the foregoing clause (ii) will be void and of no force or effect, unless within one business day after such termination Greenfield pays the Greenfield Termination Fee (as defined below). Further, the Greenfield board of directors may not effect a Change in Recommendation pursuant to clause (i) above or terminate the Merger Agreement pursuant to the foregoing clause (ii) unless:

(x)

Greenfield has provided prior written notice to Microsoft and the Purchaser, at least three calendar days in advance (the “Notice Period”), of its intention to effect a Change in Recommendation in response to such Superior Proposal or to terminate the Merger Agreement in order to enter into a definitive agreement with respect to such Superior Proposal. The notice must specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal); and

(y)	prior to effecting such Change in Recommendation or terminating the Merger Agreement to enter into a definitive agreement with respect to such Superior Proposal, Greenfield will, and will cause its financial and legal advisors to, during the Notice Period, negotiate with Microsoft and the Purchaser in good faith (to the extent Microsoft and the Purchaser desire to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that such Takeover Proposal ceases to constitute a Superior Proposal.

In the event of any material revisions to the Superior Proposal, Greenfield will be required to deliver a new written notice to Microsoft and the Purchaser and to comply with the foregoing requirements with respect to such new written notice, except that the Notice Period will be reduced from three to two calendar days.

As used in the Merger Agreement, (i) “Takeover Proposal” means any inquiry, proposal or offer from any person or group of persons relating to any direct or indirect acquisition or purchase, in one transaction or a series of related transactions, of assets (including equity securities of any subsidiary of Greenfield) or businesses that constitute 15% or more of the revenues, net income or assets of Greenfield and its subsidiaries (taken as a whole), or 15% or more of any class of equity securities of Greenfield or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of Greenfield or any of its subsidiaries, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving Greenfield or any of its subsidiaries pursuant to which any person or the stockholders of any person would own 15% or more of any class of equity securities of Greenfield or any of its subsidiaries or of any resulting parent company of Greenfield, in each case other than the transactions contemplated by the Merger Agreement, and (ii) “Superior Proposal” means any Takeover Proposal that if consummated would result in such person (or its stockholders) owning, directly or indirectly, more than 50% of the Shares then outstanding (or of the shares of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or a majority of the assets of Greenfield and its subsidiaries (taken as a whole), which the Greenfield board of directors reasonably determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) would, if consummated, be more favorable to the stockholders of Greenfield from a financial point of view than the transactions contemplated by the Merger Agreement (taking into account all the terms and conditions of such proposal and the Merger Agreement, including (x) the likelihood and timing of consummation of such transaction on the terms set forth therein (as compared to the terms in the Merger Agreement), (y) all appropriate legal, financial (including the financing terms of such proposal), regulatory and other aspects of such proposal, and (z) any changes to the financial and other terms of the Merger Agreement proposed by Microsoft in response to such Takeover Proposal or otherwise).

Employment and Employee Benefits. Microsoft will, from the Effective Time through July 1, 2009, cause the Surviving Corporation and its affiliates to provide to each current employee of Greenfield and its subsidiaries (the “Greenfield Employees”) (i) annual base salary and base wages, and annual cash or other incentive compensation opportunities, in each case, that are no less favorable, in the aggregate, than such annual base salary and base wages, and annual cash incentive compensation opportunities, provided to the Greenfield Employees immediately prior to the Acceptance Time, and (ii) benefits (excluding equity-based compensation) that are no less favorable, in the aggregate, to benefits (excluding equity-based compensation) generally provided to Greenfield Employees immediately prior to the Acceptance Time.

For all purposes under the employee benefit plans of the Surviving Corporation and its affiliates providing benefits to any Greenfield Employees after the Acceptance Time and in the calendar year in which the Acceptance Time occurs, other than any equity-based plan or nonqualified deferred compensation plan (the “New

Plans”), each Greenfield Employee will receive credit for his or her years of service with Greenfield and its subsidiaries (including predecessor or acquired entities) before the Acceptance Time, to the same extent that such Greenfield Employee received credit for such service before the Acceptance Time (except (i) for credit for benefit accrual purposes and (ii) to the extent such credit would result in a duplication of accrual of benefits). In addition, and without limiting the generality of the foregoing, to the extent legally permissible: (i) each Greenfield Employee immediately will be eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is replacing comparable coverage under a benefit plan in which such Greenfield Employee participated immediately before the Acceptance Time; and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Greenfield Employee, in the calendar year in which the Acceptance Time occurs, Microsoft will cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents unless such conditions and requirements would not have been waived under the comparable benefit plans of Greenfield or its subsidiaries in which such employee participated immediately prior to the Acceptance Time and Microsoft will cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year ending on the date such employee’s participation in the New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

Nothing in the Merger Agreement will be construed as requiring, and Greenfield will not take any action that would have the effect of requiring, Microsoft or the Surviving Corporation or their affiliates to establish or continue any specific employee benefit plans or compensation arrangements or to continue the employment of any specific person or to continue to pay base salary, base wages or incentive compensation or to provide employee benefits to any person who is no longer employed by Microsoft, the Surviving Corporation or a subsidiary of the Surviving Corporation.

Other Covenants and Agreements. At Microsoft’s sole cost and expense, Greenfield will, and will cause its subsidiaries and affiliates to, use commercially reasonable efforts to complete the remediation of certain security and third-party software issues as promptly as practicable. Greenfield will, with regard to certain material domain names that are in the name of a person or entity other than Greenfield or one of its subsidiaries (including the domain name www.ciao.de), use commercially reasonable efforts to promptly (but no later than the Acceptance Time) transfer such domain name registration to that of Greenfield or one of its subsidiaries.

Access to Information. To the extent permitted by applicable law, Greenfield will afford to Microsoft, and to Microsoft’s Representatives, reasonable access during normal business hours and upon reasonable prior notice to Greenfield during the period prior to the Effective Time to all its and its subsidiaries’ properties, books, contracts, commitments, personnel and records, and, during such period, Greenfield will furnish promptly to Microsoft (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (ii) all other information concerning its and its subsidiaries’ business, properties and personnel as Microsoft may reasonably request; provided that such access and inspections will not unreasonably disrupt the operations of Greenfield or its subsidiaries; and provided, further, that Greenfield will not be required to (or to cause any of its subsidiaries to) so confer, afford such access or furnish such copies or other information to the extent that doing so would result in a violation of law, result in the loss of attorney-client privilege or violate confidentiality obligations owing to third parties. Without limiting the foregoing, between the date of the Merger Agreement and the Effective Time, Greenfield will (and will cause its affiliates to), as permitted by applicable law, reasonably cooperate with Microsoft in connection with Microsoft’s evaluation and implementation of the potential separation and sale of the ISS Business to an ISS Buyer (as defined below) proposed to occur contemporaneously with or as soon as practicable after closing of the Merger. To the extent requested by Microsoft, Greenfield will afford to any ISS Buyer, and to any such ISS Buyer’s Representatives, the same level of access to information as is afforded to Microsoft and Microsoft’s Representatives pursuant to the Merger Agreement, provided that any such ISS Buyer must have first entered into an Acceptable Confidentiality Agreement. “ISS Buyer” means any person identified in writing by

Microsoft to Greenfield as a potential buyer of the ISS Business; provided, that nothing contained in the Merger Agreement will require Greenfield to provide any cooperation or information prior to the Acceptance Time to an agreed upon list of direct competitors of the ISS Business to the extent that Greenfield reasonably determines that providing such cooperation or information to the direct competitor could be harmful to Greenfield, and any such person will not be deemed to be an ISS Buyer for purposes of the Merger Agreement. Nothing contained in the Merger Agreement will give to Microsoft or its subsidiaries, directly or indirectly, the right to control or direct Greenfield’s or its subsidiaries’ operations prior to the Acceptance Time. Nothing in this paragraph will require Greenfield to take any action prior to the Acceptance Time to the extent it would, in Greenfield’s reasonable judgment, interfere unreasonably with the business or operations of Greenfield.

Microsoft has agreed to, promptly upon request by Greenfield, reimburse Greenfield for all documented and reasonable out-of-pocket third party costs incurred by Greenfield in connection with any cooperation pursuant to the prior paragraph in the potential separation and sale of the ISS Business.

Indemnification and Insurance. The Merger Agreement provides that, as of the Effective Time, Microsoft will cause the Surviving Corporation to, and the Surviving Corporation will, assume the obligations with respect to all rights to indemnification and exculpation from liabilities (including advancement of expenses) existing as of the date of the Merger Agreement for acts or omissions occurring at or prior to the Effective Time in favor of the current or former directors, officers, employees or agents of Greenfield or any of its subsidiaries as provided in Greenfield’s or any of its subsidiaries’ certificate of incorporation, Greenfield’s bylaws or any indemnification contract, and such obligations will survive the Merger and will continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Time.

In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and other assets to any person, then, and in each such case, Microsoft will cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the indemnification, exculpation and insurance obligations set forth in the Merger Agreement for a period of not less than six years from the Effective Time. In the event (x) the Surviving Corporation transfers any material portion of its assets, in a single transaction or in a series of transactions, or (y) Microsoft takes any action to materially impair the financial ability of the Surviving Corporation to satisfy the indemnification obligations referred to in the prior paragraph, Microsoft will either guarantee such obligations or take such other action to ensure that the ability of the Surviving Corporation, legal and financial, to satisfy such obligations will not be diminished in any material respect.

Under the Merger Agreement, commencing at or prior to the Effective Time and until six years after the Effective Time, Microsoft will maintain in effect directors’ and officers’ liability insurance (directly or indirectly through Greenfield’s existing insurance programs) in respect of acts or omissions occurring at or prior to the Effective Time. Microsoft will not acquire the required insurance at or prior to the Effective Time without Greenfield’s prior consent (such consent not to be unreasonably withheld or delayed). The directors’ and officers’ liability insurance will cover each person covered as of the date of the Merger Agreement by the directors’ and officers’ liability insurance policy maintained by Greenfield or its subsidiaries on terms with respect to such coverage and amounts comparable to the insurance maintained as of the date of the Merger Agreement by Greenfield or its subsidiaries, as applicable. However, the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions that are not less advantageous to the beneficiaries of the current policies and with carriers having an A.M. Best “key rating” of A X or better so long as such substitution will not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time. The Surviving Corporation will first use its reasonable best efforts to obtain from such carriers a so-called “tail” policy providing such coverage and being effective for the full six-year period referred to above, and will be entitled to obtain such coverage in annual policies from such carriers only if it is unable, after exerting such efforts for a reasonable period of time, to obtain such a tail policy. The Surviving Corporation will not be required to pay an annual premium in excess of 300% of the last annual premium paid by Greenfield prior to the date of the Merger Agreement to procure the required insurance or, in the case of a tail policy obtained pursuant to the preceding sentence, will not be required to pay an aggregate premium therefor in excess of an amount equal to six times 300% of such last annual premium. If the Surviving Corporation is unable to obtain the required insurance, it will obtain as much comparable insurance as possible for an annual premium (or an aggregate premium, as the case may be) equal to such maximum amount.

Reasonable Best Efforts to Cause the Merger Agreement Transactions to Occur. Each of the parties to the Merger Agreement agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper and advisable to consummate and make effective, as promptly as practicable, the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Such actions include using reasonable best efforts to accomplish the following: (i) satisfying the Offer Conditions and the conditions to the Merger (relating to conditions precedent to the consummation of the Merger), (ii) obtaining all necessary actions or non-actions, waivers, consents, clearances, and approvals from governmental entities and non-governmental third parties and making all necessary registrations, notices and filings (including filings with governmental entities), and (iii) obtaining all necessary consents, approvals or waivers from third parties.

Subject to first having used all reasonable efforts to negotiate a resolution of any objections underlying such lawsuits or other legal proceedings, Greenfield and Microsoft have agreed to use reasonable best efforts to defend and contest any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, including seeking to have any stay, temporary restraining order or preliminary injunction entered by any governmental entity vacated or reversed.

No party is required to, and Greenfield may not, without the prior written consent of Microsoft, become subject to, consent or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets or business of Greenfield, Microsoft or any of their affiliates in any manner which, individually or in the aggregate with all other such requirements, conditions, understandings, agreements and orders, could reasonably be expected to have a material adverse effect on (i) the combined business, financial condition or results of operations of Microsoft and its subsidiaries taken as a whole or (ii) the online advertising business of the online services business of Microsoft combined with the CSS Business after the closing of the Merger. For purposes of this Section 11, the “CSS Business” means Greenfield’s comparison shopping solutions business that is operated through Greenfield’s Ciao website, through which (x) Greenfield and its subsidiaries gather user-generated content in the form of product and merchant reviews, (y) visitors use reviews to help make purchasing decisions, and (z) Greenfield and its subsidiaries derive revenue via e-commerce click-throughs and advertising sales. Greenfield will, upon the request of Microsoft, become subject to, or consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets or business of Greenfield or any of its affiliates, so long as such requirement, condition, understanding, agreement or order is binding on Greenfield only in the event that the closing of the Merger occurs. Without the prior written consent of Microsoft (determined in its sole discretion), in no event will Greenfield or Microsoft or any of their respective subsidiaries or affiliates pay any consideration to, amend or enter into any agreement with, any non-governmental third party to obtain any consent to the Merger or to otherwise comply with the matters set forth under “State Takeover Laws” below.

Hart-Scott-Rodino (HSR) and other Antitrust Approvals. The Merger Agreement provides that Greenfield and Microsoft will (i) file as promptly as practicable (and in any event within ten business days) with the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) the notification and report form (the “HSR Filing”) required under the HSR Act with respect to the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and (ii) make, as promptly as practicable, all notifications and other filings required (x) under any applicable non-U.S. antitrust or competition laws (together with the HSR Filings, the “Antitrust Filings”) and (y) under any other applicable competition, merger control, antitrust or similar laws that Greenfield and Microsoft deem advisable or appropriate, in each case, with respect to the transactions contemplated by the Merger Agreement.

State Takeover Laws. The Merger Agreement provides that Greenfield and its board of directors will (i) use reasonable best efforts to ensure that no state takeover law or similar law is or becomes applicable to the Merger Agreement, the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement and (ii) if any state takeover law or similar law becomes applicable, use reasonable best efforts to ensure that the Offer, the Merger and the other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to minimize the effect of such law on the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Greenfield has also represented to Microsoft and the Purchaser in the Merger Agreement that (x) its board of directors has taken all actions necessary so that the restrictions contained in Section 203 of the DGCL are not applicable to the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and (y) to its knowledge, no other state takeover law or similar law applies or purports to apply to the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

Conditions to the Merger. The Merger Agreement provides that the obligations of Greenfield, Microsoft and the Purchaser to effect the Merger are subject to the satisfaction or (to the extent permitted by law) waiver by Microsoft and Greenfield on or prior to the closing date of the Merger of the following: (i) if approval of the Merger by the Greenfield stockholders is required by applicable law, the Greenfield stockholder approval will have been obtained, provided that Microsoft and the Purchaser and their respective subsidiaries will have voted all of their Shares in favor of adopting the Merger Agreement and approving the Merger; (ii) the Acceptance Time will have occurred; and (iii) there will not be in effect any law or order that makes illegal or enjoins or prevents the consummation of the Merger.

Termination. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Greenfield stockholder approval:

(i)	by mutual written consent of Microsoft, the Purchaser and Greenfield;

(ii)	by either Microsoft or Greenfield if: (A) the Acceptance Time has not occurred on or before November 30, 2008 (the “Outside Date”); provided, that the right to terminate the Merger Agreement under this provision will not be available to any party whose breach of a representation, warranty, covenant or agreement in the Merger Agreement has (directly or indirectly) in whole or in material part been a cause of or resulted in the failure of the Acceptance Time to occur on or before such date; and provided, further, that if, as of such date, (x) the Antitrust Condition has not been satisfied or any of the events set forth in clause (iii)(A) of Section 14—“Conditions of the Offer” have occurred and are continuing and (y) all of the other conditions set forth in Section 14—“Conditions of the Offer” have been satisfied (other than the Minimum Tender Condition, which may but need not be satisfied), then either Greenfield or Microsoft may extend the Outside Date to May 31, 2009; or (B) if any governmental entity of competent jurisdiction has issued or entered an order permanently enjoining or otherwise prohibiting the consummation of the Offer or the Merger and such order has become final and non-appealable, provided, that the party seeking to terminate the Merger Agreement pursuant to this provision must have used such reasonable best efforts as may be required by the Merger Agreement to prevent, oppose and remove such order;

(iii)

by Microsoft, if prior to the Acceptance Time, Greenfield has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (A) would give rise to the failure of any condition set forth in clauses (iii)(B) and (iii)(C) of Section 14—“Conditions of the Offer” and (B) is uncured or incapable of being cured by

Greenfield prior to the earlier to occur of (x) 30 calendar days following receipt of written notice of such breach or failure to perform from Microsoft and (y) the Outside Date; provided, that Microsoft will not have the right to terminate the Merger Agreement pursuant to this provision in respect of any inaccuracy or breach of any representation or warranty of Greenfield to the extent that Microsoft has knowledge on the date of the Merger Agreement that such representation or warranty is inaccurate as of the date of the Merger Agreement, or if Microsoft or the Purchaser is then in material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement that would give Greenfield the right to terminate the Merger Agreement under clause (iv) below;

(iv)	by Greenfield, if prior to the Acceptance Time, Microsoft has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (A) would result in (x) any of the representations and warranties of Microsoft and the Purchaser set forth in the Merger Agreement not being true and correct (disregarding all qualifications or limitations as to “materiality”, Parent Material Adverse Effect, Parent Material Adverse Change and words of similar import set forth therein) as of the Acceptance Time as though such representations and warranties had been made at and as of such time (or, in the case of those representations and warranties that are made as of a particular date or period, at and as of such date or period), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Parent Material Adverse Effect, or (y) failure by Microsoft or the Purchaser to perform in all material respects any obligation, covenant or agreement required to be performed by it under the Merger Agreement prior to such time, and (B) is uncured or incapable of being cured by Microsoft prior to the earlier to occur of (x) 30 calendar days following receipt of written notice of such breach or failure to perform from Greenfield and (y) the Outside Date; provided that Greenfield will not have the right to terminate the Merger Agreement pursuant to this clause (iv) if it is then in material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement that would cause any of the conditions in clauses (iii)(B) and (iii)(C) of Section 14—“Conditions of the Offer” not to be satisfied;

(v)	by Greenfield, prior to the Acceptance Time, if it receives a Takeover Proposal that its board of directors concludes in good faith constitutes a Superior Proposal and also determines in good faith, after consultation with outside counsel, that failure to terminate the Merger Agreement to enter into a definitive agreement with respect to the Superior Proposal could reasonably be expected to violate the Greenfield board of directors’ fiduciary duties under applicable law and Greenfield pays the Greenfield Termination Fee and complies with the other requirements imposed by the Merger Agreement in connection with such termination; or

(vi)	by Microsoft, in the event that (A) the Greenfield board of directors has made a Change in Recommendation (or publicly proposes to make a Change in Recommendation) or (B) Greenfield has failed to comply in any material respect with the no solicitation provisions of the Merger Agreement (including, without limitation, Greenfield approving, recommending or entering into any actual or proposed acquisition agreement in violation of such provisions) or (C) the Greenfield board of directors fails to recommend against acceptance of a tender or exchange offer for any outstanding shares of capital stock of Greenfield that constitutes a Takeover Proposal, including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer, within ten business days after commencement.

Fees and Expenses; Termination Fees. Except as provided below and elsewhere in this Section 11, all fees and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Merger is consummated. Expenses incurred in connection with the filing, printing and mailing of the proxy or information statement requesting Greenfield stockholders to approve the Merger Agreement, if required, will be shared equally by Microsoft and Greenfield.

Greenfield has agreed to pay Microsoft a one-time termination fee equal to $17.0 million (the “Greenfield Termination Fee”) if:

(i)	Greenfield terminates the Merger Agreement pursuant to clause (v) under “Termination” above;

(ii)	Microsoft terminates the Merger Agreement pursuant to clause (vi) under “Termination” above; or

(iii)	(A) a Takeover Proposal has been made to Greenfield’s stockholders generally or has otherwise become publicly known, disclosed or proposed or any person has publicly announced an intention (whether or not conditional) to make a Takeover Proposal, (B) thereafter the Merger Agreement is terminated by Microsoft or Greenfield pursuant to clause (ii)(A) under “Termination” above (and at such time the Antitrust Condition has been satisfied and none of the events set forth in clause (iii)(A) of Section 14—“Conditions of the Offer” has occurred and is continuing) or by Microsoft pursuant to clause (iii) under “Termination” above, and (C) within nine months after such termination, Greenfield enters into, or submits to its stockholders for adoption, a definitive agreement with respect to any Takeover Proposal, or consummates the transactions contemplated by any Takeover Proposal (provided that, for these purposes, all references to 15% in the definition of Takeover Proposal will be deemed to be 50%), which, in each case, need not be the same Takeover Proposal that was publicly announced or made known at or prior to termination of the Merger Agreement.

If the Merger Agreement is terminated by Microsoft pursuant to clause (iii) under “Termination” above, then Greenfield will pay Microsoft an amount equal to Microsoft’s reasonable, documented out-of-pocket expenses (including fees and expenses of counsel, accountants, investment bankers, experts and consultants) incurred in connection with or related to the sale process, including the authorization, negotiation, execution and performance of the Merger Agreement and the transactions contemplated thereby that have not previously been reimbursed by Greenfield, up to an aggregate amount of $3.5 million. The Greenfield Termination Fee will be offset by the amount of any such expenses previously paid or payable.

If the Merger Agreement is terminated by Greenfield pursuant to (i) clause (ii)(A) under “Termination” above at a time when (A) the Antitrust Condition has not been satisfied or any of the events set forth in clause (iii)(A) of Section 14—“Conditions of the Offer” shall have occurred and been continuing and (B) all of the other conditions set forth in Section 14—“Conditions of the Offer” shall have been satisfied (other than the Minimum Tender Condition, which may but need not be satisfied), (ii) clause (ii)(B) under “Termination” above, or (iii) clause (iv) under “Termination” above, then, without limitation as to any remedy Greenfield has pursuant to the Merger Agreement, Microsoft will pay to Greenfield an amount equal to the $5.0 million termination fee that Greenfield paid to QGF Acquisition Company Inc. under the Quadrangle Merger Agreement. Under the Merger Agreement, the parties agree that such payment will not be deemed to be liquidated damages.

Under the Merger Agreement, the parties acknowledge that the Greenfield Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Microsoft and the Purchaser in the circumstances in which such termination fee is payable, which amount would otherwise be impossible to calculate with precision.

Without limiting the rights of Microsoft and the Purchaser under Section 9.10 of the Merger Agreement (relating to enforcement of the Merger Agreement and consent to jurisdiction) or the right to receive any payments as set forth above, Microsoft and the Purchaser have agreed that, to the extent they have incurred losses or damages in connection with the Merger Agreement, the maximum aggregate liability of Greenfield for money damages (inclusive of the Greenfield Termination Fee and the reimbursement of Microsoft’s expenses as set forth above) will be limited to $17.0 million, and in no event will Microsoft or the Purchaser seek to recover any money damages in excess of such amount from Greenfield or any of its respective Representatives or affiliates.

Amendment. The Merger Agreement may be amended by the parties at any time before or after receipt of approval of the Merger Agreement by Greenfield’s stockholders. After Greenfield stockholder approval of the

Merger Agreement has been obtained, no amendment that by applicable law requires further approval by Greenfield’s stockholders may be made unless such approval is obtained. The Merger Agreement may not be amended except by a written instrument signed by the parties.

Waiver. At any time prior to the Effective Time, any party may (i) extend the time for performance of any of the obligations or other acts of the other parties, (ii) to the extent permitted by applicable law, waive any inaccuracies in the representations and warranties contained in the Merger Agreement or any document delivered pursuant to the Merger Agreement, or (iii) subject to the second sentence under “Amendment” above and to the extent permitted by applicable law, waive compliance with any of the agreements or conditions contained in the Merger Agreement. Any agreement by a party to such extension or waiver will be valid only if set forth in a written instrument signed by the party to be bound by the waiver or extension.

12. Purpose of the Offer; Plans for Greenfield.

Purpose of the Offer. The purpose of the Offer is for Microsoft, through the Purchaser, to acquire control of, and the entire equity interest in, Greenfield. The Offer, as the first step in the acquisition of Greenfield, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, the Purchaser is required to consummate the Merger as promptly as practicable.

If you sell your Shares in the Offer, you will cease to have any equity interest in Greenfield or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Greenfield. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Greenfield.

Short-form Merger. The DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer, the Top-Up Option or otherwise, the Purchaser directly or indirectly owns at least 90% of the Shares, Microsoft and the Purchaser expect to effect the Merger without prior notice to, or any action by, any other Greenfield stockholder if permitted to do so under the DGCL. Even if Microsoft and the Purchaser do not own 90% of the outstanding Shares following consummation of the Offer, Microsoft and the Purchaser could seek to purchase additional Shares in the open market, from Greenfield or otherwise, in order to reach the 90% threshold and effect a short-form merger. The consideration per Share paid for any Shares so acquired, other than Shares acquired pursuant to the Top-Up Option, may be greater or less than that paid in the Offer.

Plans for Greenfield. In connection with its entry into the Merger Agreement, Microsoft entered into an agreement with ZM Surveys LLC (“ZM Surveys LLC”), for the sale of the assets comprising the ISS Business operated by Greenfield and certain of its subsidiaries. Under the agreement, which is subject to certain conditions, including ZM Surveys LLC’s ability to obtaining financing, ZM Surveys LLC will pay $120.0 million for the ISS Business. Microsoft anticipates the closing of the sale of the ISS Business to occur as promptly as practicable following the Effective Time. The closing of the sale of the ISS Business is not a condition to the Offer or the Merger.

While Microsoft representatives have had discussions with certain Greenfield officers regarding Microsoft’s future strategic plans and the possibility that such officers could contribute to those plans, there have been no promises or agreements regarding continued employment with the Surviving Corporation or any of its subsidiaries following the Merger. For employees who remain employed with the Surviving Corporation, Microsoft has committed to maintain their current compensation and benefit levels through July 1, 2009 as discussed in Section 11—”The Merger Agreement—Employment and Employee Benefits.”

Microsoft and the Purchaser are conducting a detailed review of Greenfield and its corporate structure, dividend policy and capitalization and its other operations, properties, policies, management and personnel and will consider what, if any, changes would be desirable in light of the circumstances which exist upon completion of the Offer. Microsoft and the Purchaser will continue to evaluate the non-ISS Business-related business and operations of Greenfield during the pendency of the Offer and after the consummation of the Offer and the Merger, and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Microsoft intends to review such information as part of a comprehensive review of Greenfield’s business, operations, capitalization and management with a view to optimizing development of Greenfield’s potential in conjunction with Microsoft’s existing businesses. Microsoft intends to cause Greenfield to not declare, set aside or pay dividends prior to the Effective Time. Pursuant to the terms of the Merger Agreement, Greenfield’s charter, by-laws, capitalization, board of directors and officers will be changed. Other possible changes include reorganizing Greenfield’s businesses among Microsoft’s business segments and changes to Greenfield’s corporate structure and management.

Assuming we purchase Shares pursuant to the Offer, Microsoft is entitled and currently intends to promptly, upon the acceptance of payment of, and payment by the Purchaser for, any Shares pursuant to the Offer (and from time to time thereafter as Shares are acquired by Microsoft or the Purchaser), exercise its rights under the Merger Agreement to obtain pro rata representation on the Greenfield board of directors. We will choose our designees to the Greenfield board of directors from among the following persons: Steven A. Ballmer, Robert J. (Robbie) Bach, Lisa E. Brummel, Keith R. Dolliver, Stephen A. Elop, Christopher P. Liddell, Robert L. Muglia, Craig J. Mundie, Benjamin O. Orndorff, Raymond E. Ozzie, John A. Seethoff, Bradford L. Smith and B. Kevin Turner. See the Schedule 14D-9 for certain information regarding our potential designees. We expect that such board representatives would control the Greenfield board of directors. For more information on our right to obtain pro rata representation on the Greenfield board of directors, see Section 11—“The Merger Agreement—Directors and Officers.”

The Merger Agreement provides that the directors of the Purchaser immediately prior to the Effective Time will become the directors of the Surviving Corporation on and after the Effective Time. The officers of Greenfield immediately prior to the Effective Time will become the officers of the Surviving Corporation on and after the Effective Time.

Except as disclosed in this Section 12 or elsewhere in this Offer to Purchase, the Purchaser and Microsoft have no present plans or proposals that would relate to or result in (i) any extraordinary transaction involving Greenfield or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of Greenfield or any of its subsidiaries, (iii) any material changes in Greenfield’s capitalization, indebtedness or dividend rate or policy, (iv) any change in Greenfield’s present board of directors or management, (v) any other material changes in Greenfield’s corporate structure or business, (vi) any class of Greenfield’s equity securities being delisted from a national securities exchange or (vii) any class of Greenfield’s equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act.

13. Source and Amount of Funds.

The Purchaser estimates that it will need approximately $486 million to purchase all of the Shares pursuant to the Offer and to consummate the Merger (which estimate includes payment in respect of outstanding in-the-money options), plus related fees and expenses. Microsoft will provide the Purchaser with sufficient funds to purchase all Shares properly tendered in the Offer and to provide funding for the Merger, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement.

Microsoft and the Purchaser do not anticipate the need to seek alternate or additional sources of funding. The Offer is not conditioned upon Microsoft’s or the Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. Microsoft expects to obtain the necessary funds from existing cash balances.

The Purchaser does not think its financial condition or that of Microsoft is relevant to a decision by the holders of Shares whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•

the Purchaser, through its parent company, Microsoft, will have sufficient funds available to purchase all Shares validly tendered in the Offer in light of Microsoft’s financial capacity in relation to the amount of consideration payable;

•	the Offer is not subject to any financing condition; and

•	if the Purchaser consummates the Offer, it expects to acquire any remaining Shares for the same cash price in the Merger.

14. Conditions of the Offer.

Notwithstanding any other provisions of the Offer or the Merger Agreement, neither Microsoft nor the Purchaser will be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1 under the Exchange Act (relating to the Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), pay for any Shares tendered in connection with the Offer, if (i) the Minimum Tender Condition is not satisfied; (ii) the Antitrust Condition is not satisfied; and (iii) at any time on or after the date of the Merger Agreement, any of the following events occur and are continuing:

(A) there is in effect any federal, state, local, provincial or foreign statute, law, ordinance, rule or regulation or order, writ, injunction, decree, judgment or stipulation that makes illegal or enjoins or prevents the consummation of the Offer or the Merger;

(B) (1) the representations and warranties of Greenfield set forth in the Merger Agreement (other than the representations and warranties set forth in Sections 4.01(a) (relating to organization, standing and corporate power), Section 4.01(b) (relating to Greenfield’s subsidiaries), Section 4.01(c) (relating to Greenfield’s capital structure) and Section 4.01(g)(ii) (relating to the absence of certain changes or events)) are not true and correct (disregarding all qualifications or limitations as to “materiality,” “Material Adverse Effect,” “Material Adverse Change” and words of similar import set forth therein) as of the Acceptance Time, as though such representations and warranties had been made at and as of the Acceptance Time (or, in the case of those representations and warranties that are made as of a particular date or period, at and as of such date or period), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect; (2) each of Greenfield’s representations and warranties set forth in Sections 4.01(a), 4.01(b) and 4.01(c) of the Merger Agreement are not true and correct in all material respects as of the Acceptance Time as though each had been made at and as of the Acceptance Time (other than those of such representations and warranties that expressly relate to a particular date or period, in which case such particular representations will have been true and correct in all respects as of such date or period); or (3) Greenfield’s representations and warranties set forth in Section 4.01(g)(ii) of the Merger Agreement are not true and correct as of the Acceptance Time as though made as of the Acceptance Time;

(C) Greenfield has not performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Acceptance Date other than those obligations for which Microsoft has provided a written waiver thereof;

(D) the Merger Agreement has been terminated in accordance with its terms; or

(E) immediately prior to the Acceptance Time, Microsoft has not received a certificate on behalf of Greenfield signed by the chief executive officer and the chief financial officer of Greenfield to the effect that none of the events set forth in clauses (iii)(B) or (iii)(C) of this Section 14 have occurred and are continuing.

The foregoing conditions are for the benefit of Microsoft and the Purchaser and, regardless of the circumstances giving rise to any such conditions, may be asserted or waived (except that the Minimum Tender Condition may not be waived) by Microsoft or the Purchaser, in their sole discretion, in whole or in part at any time and from time to time subject to the terms of the Merger Agreement. The failure by Microsoft, the Purchaser or any other affiliate of Microsoft at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

15. Dividends and Distributions.

The Merger Agreement provides that, except as set forth in the Merger Agreement, during the period from the date of the Merger Agreement until the Effective Time, Greenfield will not, and will not permit any of its subsidiaries to, without Microsoft’s prior written consent (which consent will not be unreasonably withheld or delayed), declare, set aside or pay any dividends or make any other distributions (whether in cash, stock or property) with respect to any of its capital stock (other than dividends or distributions by a direct or indirect wholly owned subsidiary of Greenfield to Greenfield or another direct or indirect wholly owned subsidiary of Greenfield). Pursuant to this right, Microsoft intends to cause Greenfield to not declare, set aside or pay any dividends.

16. Certain Legal Matters; Regulatory Approvals.

General. We are not aware of any pending legal proceeding relating to the Offer.

Except as otherwise set forth in this Offer to Purchase, based on Microsoft’s and the Purchaser’s review of Greenfield’s publicly available filings with the SEC and other information regarding Greenfield, Microsoft and the Purchaser are not aware of any governmental licenses or other regulatory permits that appear to be material to Greenfield’s business and that might be adversely affected by the acquisition of Shares by the Purchaser or Microsoft pursuant to the Offer. Except as described below under “U.S. Antitrust Compliance,” “Italian Antitrust Compliance” and “German Antitrust Compliance,” Microsoft and the Purchaser are not aware or of any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser or Microsoft pursuant to the Offer. Should any such approval or other action be required, Microsoft and the Purchaser currently expect that such approval or action, except as described below under “State Takeover Laws,” would be sought or taken. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions, or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Greenfield’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder. See Section 14—“Conditions of the Offer.”

U.S. Antitrust Compliance. Under the HSR Act, and the related rules and regulations promulgated thereunder, certain transactions may not be consummated until specified information and documentary material has been furnished to the FTC and the Antitrust Division and certain waiting period requirements have been satisfied. These requirements apply to the Purchaser’s acquisition of Shares in the Offer and the Merger.

Microsoft and Greenfield are required to file a Notification and Report Form under the HSR Act, which filing is required to be made as soon as practicable (and in any event by September 15, 2008) pursuant to the Merger Agreement. Currently, Microsoft expects to file the Notification and Report Forms as promptly as practicable after the date hereof. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on the 15th calendar day after Microsoft’s forms are filed unless early termination of the waiting period is granted. If the 15th calendar day does not fall on a business day, the waiting period extends and will expire at 11:59 p.m., New York City time, on the next business day. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Microsoft. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, ten calendar days after substantial compliance by Microsoft with such request. Microsoft expects to make requests pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

Italian Antitrust Compliance. Under the Italian Antitrust Law (Law No. 287/90), certain mergers require notification to the Italian Antitrust Authority (Autoritá Garante della Concorrenza e del Mercato) (“AGCM”). Microsoft is required to file a notification with the AGCM before consummating the Offer and the Merger. Microsoft expects to file such notification as soon as practicable after the date hereof. The review period for response from AGCM is 30 calendar days after filing of the notification, although the AGCM may open an in-depth investigation that lasts an additional 45 calendar days. The Offer and the Merger can be consummated as soon as the notification has been submitted.

German Antitrust Compliance. Under the German Act against Restraints of Competition, the purchase of Shares in the Offer must not be completed until the expiration of a one-month waiting period following the German Federal Cartel Office (“GFCO”)’s receipt of a complete filing by Microsoft without any decision of the GFCO to enter into an in-depth investigation has been passed or a clearance has been obtained. Microsoft expects to file such notification as soon as practicable on or after the date hereof. Accordingly, the required waiting period is expected to expire at 11:59 p.m., Central European Time, on the date that is one month after we file such notification unless clearance has been obtained earlier or the GFCO has entered into an in-depth investigation prior to that time. If the latter is the case, the waiting period with respect to the Offer and the Merger would be extended until the expiration of four months following the GFCO’s receipt of the complete notification, unless clearance has been obtained earlier. After expiration of the four-month waiting period, the waiting period could be extended only with the consent of Microsoft and Greenfield.

As long as no clearance has been obtained, it is illegal and may result in administrative fines to consummate the Offer and the Merger. Agreements concluded under German law without such clearance would be deemed to be invalid. Within its investigation, the GFCO determines whether the Merger would result in the formation or strengthening of a market dominant position of the parties in a relevant market. Should the GFCO come to the conclusion that this is the case, it may prohibit the Merger or impose remedies which regularly consist of divestitures of certain businesses or parts of such businesses. If the latter is the case, the Merger may be consummated upon the issuance of the clearance decision (in the case of non-conditional remedies which have to be fulfilled later on within a certain time frame) or upon the complete fulfillment of all respective conditions (in the case of conditional remedies).

Stockholder Approval. Pursuant to Section 251 of the DGCL, the adoption of the Merger Agreement by the holders of at least a majority in voting interest of Greenfield’s outstanding capital stock is required prior to the consummation of the Merger. As described below, such approval is not required if the Merger is consummated pursuant to the short-form merger provisions of the DGCL. According to Greenfield’s certificate of incorporation, the Shares are the only securities of Greenfield currently outstanding that entitle the holders thereof to voting rights. If following the purchase of Shares by the Purchaser pursuant to the Offer, the Purchaser and its affiliates own more than a majority of the outstanding Shares, the Purchaser will be able to effect the Merger without the affirmative vote of any other Greenfield stockholder. Pursuant to the Merger Agreement, Microsoft and the Purchaser have agreed that all Shares acquired pursuant to the Offer or otherwise owned by Microsoft or the Purchaser will be voted to approve the Merger and the Merger Agreement.

Short-form Merger. The DGCL provides that if a parent company owns at least 90% of the outstanding shares of each class of stock of a subsidiary entitled to vote on a merger, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer, a subsequent offering period, the Top-Up Option or otherwise, the Purchaser directly or indirectly owns at least 90% of the outstanding Shares, Microsoft could, and, subject to the satisfaction or waiver of the conditions to its obligations to effect the Merger contained in the Merger Agreement, is obligated under the Merger Agreement to, effect the Merger without prior notice to, or any action by, any other Greenfield stockholder if permitted to do so under the DGCL. Even if Microsoft and the Purchaser do not own 90% of the outstanding Shares following consummation of the Offer, the Purchaser could exercise the Top-Up Option (if the conditions for such exercise set forth in the Merger Agreement are satisfied) or seek to purchase additional Shares in the open market from Greenfield or otherwise in order to reach the 90% threshold and effect a short-form merger. The consideration per Share paid for any Shares so acquired, other than Shares acquired pursuant to a subsequent offering period or exercise of the Top-Up Option, may be greater or less than that paid in the Offer.

State Takeover Laws. A number of states (including Delaware, where Greenfield is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

As a Delaware corporation, Greenfield is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

Greenfield has represented to Microsoft and the Purchaser in the Merger Agreement that (i) its board of directors has taken all actions necessary so that the restrictions contained in Section 203 of the DGCL are not applicable to the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and (ii) to its knowledge, no other state takeover law or similar law applies or purports to apply to the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement. The Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. The Purchaser reserves the right to challenge the validity or applicability of any state law purportedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, the Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and the Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 14—“Conditions of the Offer.”

“Going Private” Transactions. Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (i) the Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (ii) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning Greenfield and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such a transaction be filed with the SEC and distributed to such stockholders prior to consummation of the transaction. Neither Microsoft nor the Purchaser believes that Rule 13e-3 will be applicable to the Merger.

17. Appraisal Rights.

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such holder. Unless the court in its discretion determines otherwise for good cause shown, such interest will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as in effect from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based on considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the Offer Price or the Merger Consideration.

If any holder of Shares who demands appraisal under Delaware law fails to perfect, or effectively withdraws or loses his rights to appraisal as provided under Delaware law, each Share of such Greenfield stockholder will be converted into the right to receive the Merger Consideration. A stockholder may withdraw his, her or its demand for appraisal by delivering to Greenfield a written withdrawal of his, her or its demand for appraisal and acceptance of the Merger within 60 days after the Effective Time (or thereafter with the consent of the Surviving Corporation).

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by Greenfield stockholders desiring to exercise appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law which will be set forth in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in a notice of merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

You cannot exercise appraisal rights at this time. The information set forth above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you are entitled to appraisal rights in connection with the Merger, you will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith, including the text of the relevant provisions of Delaware law, before you have to take any action relating thereto.

If you sell your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, rather, will receive the Offer Price therefor.

18. Fees and Expenses.

Lazard is acting as the Dealer Manager in connection with the Offer and has also been retained by Microsoft as financial advisor to Microsoft in connection with the Offer. Microsoft has agreed to pay Lazard reasonable and customary compensation for its services and will reimburse them for certain out-of-pocket expenses. Microsoft has agreed to indemnify Lazard and related parties against certain liabilities and expenses in connection with its engagement, including certain liabilities under the United States federal securities laws. In the ordinary course of their respective businesses, affiliates of Lazard and LFCM Holdings, LLC (an entity owned in large part by managing directors of Lazard) may actively trade or hold securities or loans of Microsoft and Greenfield for their own accounts or for the accounts of customers and, accordingly, Lazard and/or its respective affiliates may at any time hold long or short positions in these securities or loans. As part of Lazard’s services as Dealer Manager, Lazard may contact holders of Shares by personal interview, mail, telephone, telecopy, telegraph and other methods of electronic communication and may request banks, brokers, dealers or other nominees to forward materials relating to the Offer to beneficial owners of Shares.

Microsoft and the Purchaser have retained American Stock Transfer & Trust Company, LLC to be the Depositary and Innisfree M&A Incorporated to be the Information Agent in connection with the Offer. As part of the services included in such retention, the Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph or personal interview and may request banks, brokers, dealers or other nominees to forward materials relating to the Offer to beneficial owners of Shares. Each of the Depositary and the Information Agent will receive from Microsoft reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under the United States federal securities laws.

Except as set forth above, the Purchaser will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding materials related to the Offer to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

19. Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Microsoft or the Purchaser, or on behalf of the Dealer Manager, not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of the Purchaser, the Depositary, the Dealer Manager or the Information Agent for the purpose of the Offer. Neither delivery of this Offer to Purchase nor any purchase of Shares pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Microsoft, the Purchaser, Greenfield or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

The Purchaser and Microsoft have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, including the Merger Agreement, and may file amendments thereto. In addition, Greenfield will file with the SEC the Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Greenfield board of directors with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 8—“Certain Information Concerning Greenfield—Available Information” above.

Crisp Acquisition Corporation

September 11, 2008

SCHEDULE A

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND THE EXECUTIVE OFFICERS OF MICROSOFT AND THE PURCHASER

MICROSOFT

Set forth below are the name, present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Microsoft. The business address and phone number of each director and executive officer of Microsoft is c/o One Microsoft Way, Redmond, Washington 98052-6399, (425) 882-8080. Except as otherwise indicated, each person listed is a citizen of the United States of America. Except as otherwise stated, positions specified are positions with Microsoft.

Name and Position	Principal Occupation or Employment and Employment History
Board of Directors

Steven A. Ballmer Chief Executive Officer and Director	Mr. Ballmer has been a director since 2000. See “Executive Officers” below for the remainder of Mr. Ballmer’s biography.

James I. Cash Jr., Ph.D. Director	Dr. Cash has been a director since 2001. Dr. Cash is formerly The James E. Robison Professor of Business Administration at Harvard Business School, where he also served as Senior Associate Dean and Chairman of HBS Publishing. Dr. Cash is also a member of the board of directors of The Chubb Corporation, General Electric Company, Phase Forward Incorporated, and Wal-Mart Stores, Inc.

Dina Dublon Director	Ms. Dublon has been a director since 2005. From December 1998 until her retirement in September 2004, Ms. Dublon served as Executive Vice President and Chief Financial Officer of JPMorgan Chase. Ms. Dublon joined Chemical Bank’s capital markets group as a trainee on the trading floor in 1981. Prior to joining Chemical Bank, Ms. Dublon worked for the Harvard Business School and Bank Hapoalim in Israel. Ms. Dublon is also a member of the board of directors of Accenture Ltd. and PepsiCo, Inc. Ms. Dublon is a citizen of Brazil and the United States of America.

William H. Gates III Chairman of the Board	Mr. Gates, a co-founder of Microsoft, has served as Chairman since Microsoft’s incorporation in 1981. Mr. Gates retired as a full-time employee effective July 1, 2008, but will continue to serve as Chairman and an advisor on key development projects. Mr. Gates served as Chief Software Architect from January 2000 until June 2006, when he announced his two-year plan for transition out of a day-to-day full-time employee role. Mr. Gates served as Microsoft’s Chief Executive Officer from 1981 until January 2000, when he resigned as Chief Executive Officer and assumed the position of Chief Software Architect. Mr. Gates is also a director of Berkshire Hathaway Inc.

Name and Position	Principal Occupation or Employment and Employment History
Raymond V. Gilmartin Director	Mr. Gilmartin has been a director since 2001. Mr. Gilmartin served as the Chairman of the Board, President, and Chief Executive Officer of Merck & Co., Inc. from 1994 to May 2005, when he relinquished those titles as part of the succession planning process leading up to his planned retirement in April 2006. In the interim, he served as Special Advisor to the Executive Committee of the Merck board of directors. Prior to joining Merck, Mr. Gilmartin was Chairman, President, and Chief Executive Officer of Becton Dickinson and Company. He joined that company in 1976 as Vice President, Corporate Planning, taking on positions of increasing responsibility over the next 18 years. In July 2006, Mr. Gilmartin joined the faculty of Harvard Business School as Professor of Management Practice teaching in the MBA program. Mr. Gilmartin also serves on the board of directors of General Mills, Inc.

Reed Hastings Director	Mr. Hastings has been a director since March 2007. Mr. Hastings founded Netflix, Inc. in 1997 and has served as Chairman of the Board from its inception. Mr. Hastings was named Chief Executive Officer of Netflix, Inc. in September 1998.

David F. Marquardt Director	Mr. Marquardt has served as a director since 1981. Mr. Marquardt is a founding general partner of August Capital, a venture capital firm formed in 1995, and has been a general partner of various Technology Venture Investors entities, which are private venture capital limited partnerships, since August 1980. He is a director of Seagate Technology, Inc., and various privately-held companies.

Charles H. Noski Director	Mr. Noski has served as a director since 2003. From December 2003 to March 2005, Mr. Noski served as Corporate Vice President and Chief Financial Officer of Northrop Grumman Corporation and served as a director from November 2002 to May 2005. Mr. Noski joined AT&T in 1999 as Senior Executive Vice President and Chief Financial Officer and was named Vice Chairman of AT&T’s board of directors in 2002. Mr. Noski retired from AT&T upon the completion of its restructuring in November 2002. Prior to joining AT&T, Mr. Noski was President, Chief Operating Officer, and a member of the board of directors of Hughes Electronics Corporation, a publicly traded subsidiary of General Motors Corporation in the satellite and wireless communications business. He is a member of the American Institute of Certified Public Accountants, Financial Executives International, and the Standing Advisory Group of the Public Company Accounting Oversight Board, and is a past member of the Financial Accounting Standards Advisory Council. Mr. Noski is also a director of Air Products and Chemicals, Inc., Automatic Data Processing, Inc. and Morgan Stanley.

Name and Position	Principal Occupation or Employment and Employment History
Dr. Helmut Panke Director	Dr. Panke has served as a director since 2003. Dr. Panke served as Chairman of the Board of Management of BMW Bayerische Motoren Werke AG from May 2002 through August 2006. From 1999 to 2002, he served as a Member of the Board of Management for Finance. From 1996 to 1999, Dr. Panke was a Member of the Board of Management for Human Resources and Information Technology. In his role as Chairman and Chief Executive Officer of BMW (US) Holding Corp. from 1993 to 1996, he was responsible for the company’s North American activities. He joined BMW in 1982. Dr. Panke is also a director of UBS AG and is a member of the supervisory board of Bayer AG. Dr. Panke is a citizen of Germany.

Jon A. Shirley Director	Mr. Shirley served as President and Chief Operating Officer of Microsoft from 1983 to 1990. He has been a director of Microsoft since 1983. Mr. Shirley is retiring from Microsoft’s Board effective as of the date of its 2008 annual meeting of shareholders. Prior to joining Microsoft, Mr. Shirley was with Tandy Corporation in a variety of positions.

Executive Officers

Steven A. Ballmer Chief Executive Officer and Director	Mr. Ballmer has been a director since 2000. Mr. Ballmer has headed several Microsoft divisions during the past 27 years, including operations, operating systems development, and sales and support. In July 1998, he was promoted to president, a role that gave him day-to-day responsibility for running Microsoft. He was named Chief Executive Officer in January 2000, assuming full management responsibility.

Robert J. (Robbie) Bach President, Entertainment and Devices Division	Mr. Bach was named President, Entertainment and Devices Division in September 2005. He had been Senior Vice President, Home and Entertainment since March 2000. Before holding that position, he had been Vice President, Home and Retail since March 1999, Vice President, Learning, Entertainment and Productivity since 1997, and Vice President, Desktop Applications Marketing since 1996. Mr. Bach joined Microsoft in 1988.

Lisa E. Brummel Senior Vice President, Human Resources	Ms. Brummel was named Senior Vice President, Human Resources in December 2005. She had been Corporate Vice President, Human Resources since May 2005. From 1997 to May 2005, she had been Corporate Vice President of the Home & Retail Division. Since joining Microsoft in 1989, Ms. Brummel has held a number of management positions at Microsoft, including general manager of the Consumer Productivity business, product unit manager of the Kids business and product unit manager of Desktop and Decision reference products.

Name and Position	Principal Occupation or Employment and Employment History
Stephen A. Elop President, Microsoft Business Division	Mr. Elop was named President, Microsoft Business Division in January 2008. Prior to joining Microsoft, Mr. Elop served as Chief Operating Officer of Juniper Networks, Inc. from January 2007 to January 2008. From December 2005 to December 2006, he served as President of Worldwide Field Operations at Adobe Systems Inc. Mr. Elop joined Adobe following the 2005 acquisition of Macromedia Inc., where he was President and Chief Executive Officer from January 2005 to December 2005. During his almost eight-year tenure at Macromedia, Mr. Elop held many senior positions, including Chief Operating Officer, Executive Vice President of Worldwide Field Operations and General Manager of Macromedia’s eBusiness division. Mr. Elop is a citizen of Canada.

Christopher P. Liddell Senior Vice President and Chief Financial Officer	Mr. Liddell was named Senior Vice President and Chief Financial Officer of Microsoft in May 2005. Mr. Liddell served as Senior Vice President and Chief Financial Officer of International Paper Company from March 2003 through April 2005, and prior to becoming Chief Financial Officer, he held the positions of Vice President-Finance and Controller. Mr. Liddell served as Chief Executive Officer of Carter Holt Harvey Limited, an affiliate of International Paper, from 1999 to 2002 and Chief Financial Officer from 1995 to 1998. Mr. Liddell is a citizen of New Zealand.

Robert L. Muglia Senior Vice President, Server and Tools Business	Mr. Muglia was named Senior Vice President, Server and Tools Business in October 2005. Before holding that position, he had a number of leadership positions at Microsoft including Senior Vice President, Enterprise Storage Division since November 2001, Group Vice President, Personal Services Group since August 2000, Group Vice President, Business Productivity since December 1999, Senior Vice President, Business Productivity since March 1999, Senior Vice President, Applications and Tools since February 1998, and Corporate Vice President, Server Applications since 1997. He joined Microsoft in 1988.

Craig J. Mundie Chief Research and Strategy Officer	Mr. Mundie was named Chief Research and Strategy Officer in June 2006. He had been Senior Vice President and Chief Technical Officer, Advanced Strategies and Policy since August 2001. He was named Senior Vice President, Consumer Platforms in February 1996. Mr. Mundie joined Microsoft in 1992.

Raymond E. Ozzie Chief Software Architect	Mr. Ozzie was named Chief Software Architect in June 2006. He had been Chief Technical Officer from April 2005 to June 2006. He assumed that role in April 2005 after Microsoft acquired Groove Networks, a collaboration software company he formed in 1997.

Name and Position	Principal Occupation or Employment and Employment History
Bradford L. Smith Senior Vice President, General Counsel, and Secretary	Mr. Smith was named Senior Vice President, General Counsel, and Secretary in November 2001. Mr. Smith was also named Chief Compliance Officer effective July 2002. He had been Deputy General Counsel for Worldwide Sales and previously was responsible for managing the European Law and Corporate Affairs Group, based in Paris. He joined Microsoft in 1993.

B. Kevin Turner Chief Operating Officer	Mr. Turner was named Chief Operating Officer in September 2005. Before joining Microsoft, he was Executive Vice President of Wal-Mart Stores, Inc. and President and Chief Executive Officer of the Sam’s Club division. From September 2001 to August 2002, he served as Executive Vice President and Chief Information Officer of Wal-Mart’s Information Systems Division. From March 2000 to September 2001, he served as its Senior Vice President and Chief Information Officer of the Information Systems Division.

THE PURCHASER

Set forth below are the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of the Purchaser. The business address and phone number of each director and executive officer of the Purchaser is c/o One Microsoft Way, Redmond, Washington 98052-6399, (425) 882-8080. Each person listed is a citizen of the United States of America. Except as otherwise stated, positions specified under “Present Principal Occupation or Employment and Employment History” are positions with Microsoft.

Name and Position	Present Principal Occupation or Employment and Employment History
Keith R. Dolliver President, Treasurer and Director	Mr. Dolliver joined Microsoft as an attorney in October 1995 and currently serves as Associate General Counsel, Finance and Operations, and Assistant Secretary. Mr. Dolliver has served as Associate General Counsel since June 2003, and as Assistant Secretary since December 2004. At Microsoft, Mr. Dolliver leads the legal practice group focused on corporate transactions and securities, including acquisitions, strategic investments and joint ventures. Mr. Dolliver serves as an officer and director of numerous subsidiaries of Microsoft.

Benjamin O. Orndorff Vice President, Secretary and Director	Mr. Orndorff joined Microsoft in 2004 and currently serves as a Corporate Attorney in the Subsidiary Management Group. In December 2004, Mr. Orndorff was appointed by the Board of Directors of Microsoft as Assistant Secretary. Mr. Orndorff is responsible for managing the intercompany relationships, provides support for the company-wide tax model and supervises daily corporate maintenance workflow. Prior to joining Microsoft, Mr. Orndorff was an attorney with the law firm of Preston Gates & Ellis LLP from June 1999 to August 2004 where his practice was focused in the areas of tax and corporate law.

Manually executed facsimile copies of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal, certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	If delivering by hand or courier: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

By Facsimile Transmission:

(718) 234-5001

To Confirm Facsimile Only:

(877) 248-6417 or (718) 921-8317

Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders Call Toll-Free: (888) 750-5834

Banks and Brokers Call Collect: (212) 750-5833

The Dealer Manager for the Offer is:

30 Rockefeller Plaza

New York, New York 10020

(212) 632-6211